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STOCK PURCHASE AGREEMENT

    This Stock Purchase Agreement (this "Agreement"), dated as of January 28, 2000, is entered into by and among Magellan Health Services, Inc., a Delaware corporation ("Magellan"), Allied Specialty Care Services, Inc., a Florida corporation ("Purchaser" or "Allied"), and Vivra Holdings, Inc., a Delaware corporation ("Seller").

    WHEREAS, the Seller currently owns all of the outstanding capital stock of Vivra, Inc., a Nevada corporation ("Vivra" or the "Company") and will own all of the outstanding capital stock of the Company as of the Closing (the "Shares");

    WHEREAS, prior to the closing of the transactions described herein, Vivra, through a dividend distribution, will transfer to the Seller the assets and all liabilities related to its business units, other than the assets and liabilities relating to The Specialty Network, Care Management and Physician Health Partners business units of Vivra (the business units to be transferred to the Seller collectively referred to herein as the "Transferred Business Units," and the business units to be retained in Vivra collectively referred to herein as the "Retained Business Units");

    WHEREAS, the Seller desires to sell and the Purchaser desires to purchase all of the Shares on the terms and conditions provided in this Agreement;

    NOW THEREFORE, in consideration of the mutual covenants contained herein, and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE 1
DEFINITIONS

    Section 1.1  Definitions.

    (a) The following terms, as used herein, have the following meanings (terms defined in the singular to have the same meanings when used in the plural and vice versa):

    "Affiliate" means, with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common control with such other Person.

    "Balance Sheet" means the audited consolidated balance sheet of the Company and its consolidated Subsidiaries as of November 30, 1999 referred to in Section 3.7.

    "Balance Sheet Date" means November 30, 1999.

    "Class Action" means all claims alleged in the following lawsuit: George S. Kantor, M.D., Kerry L. Kuhn, M.D., and Russ M. Seger, D.C., on their own behalf and on behalf of all others similarly situated, Plaintiffs, vs. Vivra Specialty Partners, Inc., a Nevada corporation, Defendant, Case No. 98-009402AN, filed on or about October 23, 1998, in the Circuit Court in and for Palm Beach County, Florida.

    "Closing Date" means the date of the Closing.

    "Closing Price" means the last reported sales price of Magellan common stock, regular way, on such day, or if no such sale takes place on that day, the average of the reported closing bid and asked prices on that day, regular way, in either case as reported on the New York Stock Exchange.

    "Company Closing Balance Sheet" means an unaudited consolidated balance sheet of the Company and its consolidated Subsidiaries as of the close of business on the date prior to the Closing Date, together with the notes thereto, prepared in accordance with GAAP; provided that, all costs yet to be incurred in connection with the severance costs related to the personnel set forth on Schedule 1.1(a) shall be accrued on such balance sheet except to the extent such costs or obligations are transferred to the Seller.

    "Company Common Stock" shall have the meaning ascribed in Section 3.5.

    "Company Securities" shall have the meaning ascribed in Section 3.5.

    "Compensation Arrangement" shall mean any plan or compensation arrangement other than an Employee Plan, whether written or unwritten, which provides to employees, former employees, officers, directors and shareholders of the Company, any Subsidiary of the Company or any ERISA Affiliate thereof any compensation or other benefits, whether deferred or not, in excess of base salary or wages, including, but not limited to, any bonus or incentive plan, stock rights plan, deferred compensation arrangement, life insurance, stock purchase plan, severance pay plan and any other employee fringe benefit plan.

    "Consolidated Allied Entities" means Allied and its Subsidiaries, collectively, including the Company.

    "Contract" or, collectively, "Contracts" means those agreements, contracts, plans, leases, arrangements or commitments set forth on Schedule 3.11(a) and the Provider Contracts.

    "Contribution Margin" means the Net Revenue earned on the Empire Contract during the Earnout Measurement Period minus the following items (a) all identifiable direct expenses incurred during the Earnout Measurement Period directly related to the Empire Contract, including, but not limited to, any and all costs and expenses associated with or relating to information systems, network operations, claims operations and finance, and (b) $400,000. Purchaser and Seller acknowledge that the parties hereto may mutually agree to modify this definition prior to the Closing Date.

    "Damages" means any cost, damage, disbursement, expense, liability, loss, deficiency, interest, penalty, fine, judgment or settlement of any kind or nature whatever, including, without limitation, reasonable legal, accounting and other professional fees, expenses and disbursements that may be imposed on or otherwise incurred or suffered by the Purchaser Indemnified Parties or the Seller Indemnified Parties, as the case may be.

    "Earnout Payment" shall have the meaning ascribed in Section 2.2(b).

    "Earnout Payment Date" shall mean on or after October 1, 2001, but no later than October 31, 2001.

    "Earnout Rights" shall mean the right of the Holders to receive the Earnout Payment under Section 2.2(b).

    "Earnout Measurement Period" shall mean the period from July 1, 2000 to June 30, 2001.

    "Empire Contract" means that certain Specialty Health Care Management Services Agreement between Empire Blue Cross Blue Shield and Vivra, Inc., dated October 29, 1999.

    "Employee Plan" shall mean any retirement or welfare plan or arrangement or any other employee benefit plan as defined in Section 3(3) of ERISA to which the Company, any Subsidiary of the Company or any ERISA Affiliate thereof contribute or to which the Company, any Subsidiary of the Company or any ERISA Affiliate thereof sponsor, maintain or otherwise are bound.

    "Environment" shall include, without limitation, indoor air, ambient air, surface water, groundwater, land surface or subsurface strata.

    "Environmental Claims" shall mean any claim, action, cause of action, investigation or notice by any person or entity (written or oral) alleging potential liability (including, without limitation, potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from, in part or in whole, (i) the presence, or release or threatened release into the environment, of any Hazardous Substances at any location, whether or not owned or operated by the Company or (ii) circumstances forming the basis of any violation, or alleged violation, of the Environmental Laws. Environmental Claim shall also include requests or demands by any governmental agency for information.

    "Environmental Laws" shall mean all federal, state, regional, county, parish, municipal and local environmental, health or safety laws, regulations, ordinances, rules and policies and the common law relating to the use, management, refinement, recycling, handling, treatment, removal, storage, production, manufacture, transportation, disposal, emissions, discharges, releases or threatened releases of Hazardous Substances, or otherwise relating to protection of human health, safety or the Environment, as the same may be amended or modified until the date of Closing, including, without limitation, the following statutes: Resource Conservation and Recovery Act, 42 U.S.C. § 6901, et seq.; Comprehensive Environmental Response, Compensation, and Liability Act of 1980, 42 U.S.C. § 9601, et seq.; the federal Clean Air Act, 42 U.S.C. § 7401, et seq.; the federal Water Pollution Control Act, 33 U.S.C. § 1251, et seq.; Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. § 136, et seq.; Hazardous Materials Transportation Act, 49 U.S.C. § 1471, 1472, 1655 and 1801, et seq.; Toxic Substances Control Act, 15 U.S.C. § 2601, et seq.; Safe Drinking Water Act, 42 U.S.C. § 300f, et seq.; the Emergency Planning and Community Right-to-Know-Act, 42 U.S.C. § 11001, et seq.

    "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as amended, any successor thereto and any regulations promulgated thereunder.

    "ERISA Affiliate" shall mean any trade or business related to the Company under the terms of Sections 414(b), (c), (m) or (o) of the Code.

    "GAAP" shall mean U.S. generally accepted accounting principles, as in effect from time to time.

    "Hazardous Substances" shall mean any pollutant, contaminant, hazardous or toxic substance, chemical, material, constituent or waste which is regulated under any Environmental Law, including without limitation, asbestos, asbestos-containing materials petroleum or petroleum products, radioactive materials and any material or substance that is: (i) designated as a "hazardous substance" pursuant to Section 307 of the Federal Water Pollution Control Act, 33 U.S.C. Section 1251, et seq. (33 U.S.C. §1317); (ii) defined as a "hazardous waste" pursuant to Section 1004 of the Federal Solid Waste Disposal Act, 42 U.S.C. Section 6901, et seq. (42 U.S.C. §6903), as amended or (iii) defined as a "hazardous substance" pursuant to Section 101 of CERCLA; 42 U.S.C. §9601.

    "Health Claims" means covered medical services under a valid contract between the Company and a payor.

    "Holders" shall mean the Seller or any permissible assignee pursuant to Section 2.3 that hold Earnout Rights.

    "Holders' Representative" shall have the meaning ascribed in Section 2.3.

    "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

    "IBNR Reserves" means a balance sheet estimate, made in accordance with GAAP, for Health Claims incurred under Company Contracts as of the balance sheet date but not yet paid by the Company as of the balance sheet date.

    "Independent Accounting Firm" means one of the "big-five" certified public accounting firms that does not have a conflict of interest with respect to the preparation or review of the Company Closing Balance Sheet or the Earnout Payment.

    "Intellectual Property Right" means any trademark, service mark, registration thereof or application for registration therefor, trade name, invention, patent, patent application, trade secret, know-how, copyright, copyright registration, application for copyright registration, or any other similar type of proprietary intellectual property right.

    "Knowledge" when used with respect to Seller shall mean the individual and collective knowledge of the persons identified on Schedule 1.1(a)-1, as well as all of the officers of Seller, including the knowledge any such Person has or could reasonably be expected to have after due inquiry. For purposes of this definition, "due inquiry" shall mean reasonable inquiry of those Persons who are, in the judgment of such Person, likely to have knowledge of the facts which are the subject of the inquiry.

    "Lien" means, with respect to any asset (including the Shares), any mortgage, lien, pledge, charge, security interest, option, restriction on transfer or other encumbrance of any kind in respect of such asset.

    "Maturity Date" means the sixth (6th) month anniversary of the Closing Date.

    "Multiemployer Plan" means a plan, as defined in ERISA Section 3(37), to which the Company, any Subsidiary of the Company or any ERISA Affiliate thereof has contributed, is contributing or is required to contribute.

    "Net Revenue" means the fee paid to the Company by Empire Blue Cross Blue Shield under, and accordance with, the Empire Contract.

    "Person" means an individual, a corporation, a partnership, a limited liability company, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

    "Personal Property" means all of the machinery, equipment, tools, vehicles, furniture and furnishings, leasehold improvements, office equipment, and other tangible personal property owned by the Company and used or useful in the conduct of the business of the Retained Business Units as of the date hereof, plus such additions thereto and deletions therefrom arising in the ordinary course of business and as permitted by this Agreement between the date hereof and the Closing.

    "Provider Contracts" means any and all provider contracts between the Company or any Subsidiary and a specialty healthcare service provider (x) pursuant to which subcapitation or other alternative payment arrangements are utilized, and (y) in each of the regions served by the Company and its Subsidiaries, the ten largest (measured by volume of services provided) provider contracts with respect to (1) in-patient services, (2) partial in-patient services, (3) intensive out-patient services and (4) out-patient services.

    "Real Property" means such real property interests, including fee simple ownership interests, leasehold interests, easements, licenses, rights to access, rights-of-way, and all of the buildings and other improvements located thereon, and any and all other real property interests of the Company, including surface water bodies located on the Real Property, groundwater underneath the Real Property and all other surface and subsurface features on and beneath the Real Property, which are used as of the date hereof in the business or operations of the Retained Business Units, all of which are more particularly described on Schedule 3.8.

    "Reconciliation Date" means the 48th week anniversary of the Closing Date.

    "Resell Period" shall mean the period beginning on the Earnout Payment Date and ending on the 30th day thereafter.

    "Subsidiary" means any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are owned directly or indirectly by a Person.

    "Tangible Net Equity" shall mean all tangible assets less all liabilities of a Person as of a specific date, determined in accordance with GAAP.

    "Termination Date" means the date on which the covenants, representations or warranties contained herein shall expire or terminate in accordance with the provisions of Section 10.1

    "Trading Day" means any day on which the New York Stock Exchange is open for the transaction of business.

ARTICLE 2
CLOSING MATTERS

    Section 2.1  Closing Payment.  Upon the terms and subject to the conditions of this Agreement, the Seller agrees to sell to the Purchaser, and the Purchaser agrees to purchase from the Seller, for the consideration set forth below, the Shares at the Closing free and clear of any and all Liens.

    Section 2.2  Consideration.

    (a) Consideration for the Shares shall be an aggregate amount equal to Ten Million Two Hundred Fifty Thousand and No/100ths Dollars ($10,250,000.00) plus the amount of the Earnout Payment described in Section 2.2(b) below. At Closing, Magellan shall (i) pay to the Seller an aggregate amount equal to Five Million and No/100ths Dollars ($5,000,000.00) by wire transfer of immediately available funds in accordance with wire instructions furnished to Magellan; and (ii) deliver to Seller an executed non-interest bearing promissory note substantially in the form attached hereto as Exhibit B (the "Promissory Note") in the principal amount of Five Million Two Hundred and Fifty Thousand and No/100ths Dollars ($5,250,000.00) that ranks pari passu with Magellan's senior bank debt, except with respect to the bank's secured interest. On the Maturity Date of the Promissory Note, the payment of such amounts due and payable under the Promissory Note shall be made in accordance with Section 10.4 below.

    (b) On the Earnout Payment Date, and subject to Section 2.2(c) below, Magellan shall pay (the "Earnout Payment") to the Holders' Representative (on behalf of the Holders) an amount in cash, or in Magellan's sole discretion, up to one-half of the Earnout Payment in shares (the "Earnout Shares") of Magellan Common Stock (or a combination thereof), equal to the product of (i) the Contribution Margin minus One Million and Nine Hundred Thousand Dollars and No/100ths ($1,900,000.00) (the "Margin Threshold") times (ii) three (3). If the difference between the Contribution Margin and the Margin Threshold calculated in accordance with Section 2.2(b)(i) above is zero or less than zero, the Earnout Payment shall equal zero. In addition, if the Empire Contract is not in force on the Earnout Payment Date (or Purchaser receives written or oral notice from Empire on or before the Earnout Payment Date that the Empire contract will be terminated or not renewed) the Earnout Payment shall equal zero. Under no circumstances shall the Earnout Payment exceed $10,000,000. The parties acknowledge that they may mutually elect to modify the method of calculating the Earnout Payment prior to the Closing Date. If Magellan shall choose to pay any portion of the Earnout Payment in Earnout Shares, the price per share (the "Stock Price") to be used in determining the number of shares to be issued shall be the average of the Closing Prices for the 10 Trading Days immediately preceding the Earnout Payment Date. The Earnout Shares shall be fully registered under the Securities Act of 1933, as amended.

    (c) Prior to the Earnout Payment Date, but in no event later than thirty (30) days prior to the Earnout Payment Date, Magellan shall deliver to Seller its good faith calculation of the Earnout Payment (the "Proposed Earnout Payment") to be paid to Seller on the Earnout Payment Date. Within twenty (20) days after receipt of the Proposed Earnout Payment, Seller shall notify Magellan of any objections Seller may have to the Proposed Earnout Payment. In the absence of any such objections, Seller shall be deemed to have approved the Proposed Earnout Payment for the purpose of calculating the Earnout Payment as described above. If Seller notifies Magellan of any such objections, Magellan and Seller shall attempt to resolve such objections in good faith for a period of 10 days from the date of such notice of objection. If any objections of Seller cannot be resolved by Seller and Magellan within such 10-day period, (A) Magellan shall pay to Seller any such undisputed portion of the Earnout Payment on the Earnout Payment Date, and (B) any dispute regarding any remaining amounts shall immediately be referred to the Independent Accounting Firm mutually selected by the parties. The determination of such Independent Accounting Firm with respect to such dispute shall be conclusive and binding on the Seller, Magellan and the Purchaser. Magellan and the Seller shall each bear 50% of the fees and expenses of the Independent Accounting Firm.

    (d) In the event any Holder sells any Earnout Shares received in the Earnout Payment during the Resell Period (the "Selling Person") and the price received is less than the Stock Price, Magellan will pay to the Selling Person, in cash, for each share of Magellan common stock sold, the difference between the average price per share received by Selling Person and 95% of the Stock Price (if such average price per share is lower than 95% of the Stock Price). In the event any Holder sells any Earnout Shares during the Resell Period and the price received is greater than the Stock Price, the Selling Person will pay to Magellan, in cash, for each share of common stock sold, the difference between 105% of the Stock Price and the average price per share received by Selling Person (if such average price per share is higher than 105% of the Stock Price). The payments to be made pursuant to the two preceding sentences shall be determined and made within 10 days after the end of the Resell Period with respect to all shares sold during the Resell Period.

    Section 2.3  Earnout Rights.  The Earnout Rights are not and shall not be deemed to be common stock, capital stock or equity of any of the Consolidated Allied Entities or any equivalent thereof, and the Holders of the Earnout Rights shall have none of the rights of shareholders of any of the Consolidated Allied Entities. The Earnout Rights shall be assignable only to the shareholders of the Seller, Affiliates of the shareholders of the Seller, to any entity which is established in connection with the liquidation and winding up of the Seller or to any person which is a beneficial owner of a shareholder of the Seller; provided however, that, notwithstanding the foregoing, the Earnout Rights may not be assigned to a customer or competitor of the Purchaser or a customer or competitor of any Affiliate of the Purchaser; and provided further that no assignment shall be effective unless (a) the assigning Holder provides written notice to the Purchaser specifying the amount or percentage of the Earnout assigned to each assignee; and (b) the assignee executes an agreement with the Purchaser agreeing (i) to be bound by all the provisions set forth in this Agreement regarding the Earnout Rights, including, without limitation, the indemnity obligations hereunder, and (ii) that all rights and obligations appurtenant to the Earnout Rights as set forth in this Agreement shall be exercisable by the Holders' Representative on behalf of all Holders of Earnout Rights, and acknowledging and affirming (y) the existence and effectiveness of the Related Collateral Documents (as defined in Section 9.2(g) below), each given by each of the Consolidated Allied Entities for the benefit of the creditor(s) under Magellan's bank credit agreement, and (z) of the obligations of Allied and its Subsidiaries, including the Company, to become signatories to the Related Collateral Documents. Notwithstanding the foregoing, the parties acknowledge and agree that the current shareholders of the Seller as of the date hereof shall not constitute customers or competitors of the Purchaser or any Affiliate of the Purchaser as such terms are used in Section 2.3(a) above. Purchaser also acknowledges that it is its intent to exercise good faith commercially reasonable efforts to promote, maintain and perform services under the Empire Contract; provided, however, that nothing set forth in this Agreement shall require the Purchaser to take any action or to refrain from taking any action with respect to the Empire Contract to the extent that Purchaser, in its reasonable good faith business judgment, believes that such action or inaction could have an adverse effect on the interests of the Purchaser, after giving due regard to the interests of Seller. From and after the Closing Date and until the Earnout Payment Date, the Purchaser shall deliver to the Seller quarterly reports on the financial performance of the Empire Contract, and shall promptly notify Seller of any material changes in the business conducted under said contract. The Seller agrees that all rights and obligations appurtenant to the Earnout Rights as set forth in this Agreement shall be exercisable by the Holders of the majority of the Earnout Rights on behalf of all Holders of Earnout Rights (the "Majority Holders"). The Seller is the initial Holder of all the Earnout Rights and shall be the initial representative (the "Holders' Representative") of all the Holders. The Majority Holders shall at all times have appointed one Person as the Holders' Representative and shall promptly inform the Purchaser in writing of any change in the Holders' Representative.

    Section 2.4  Closing.  The consummation of the transactions contemplated by this Agreement (the "Closing") shall take place five business days following the date on which all conditions to Closing have been satisfied or waived at 10:00 a.m., at the offices of Dow, Lohnes & Albertson, PLLC, One Ravinia Drive, Suite 1600, Atlanta, Georgia, or at such other time or at such other place as the Purchaser and the Seller may agree. At the Closing,

      (a) Purchaser shall deliver to the Seller:

        (i)  documents and certificates duly executed as may be required to be delivered by the Purchaser pursuant to the terms of this Agreement.

      (b) Seller shall deliver to the Purchaser:

        (i)  certificates for the Shares duly endorsed or accompanied by stock powers duly endorsed in blank, with any required transfer stamps affixed thereto; and

        (ii) such other documents and certificates duly executed as may be required to be delivered by the Seller pursuant to the terms of this Agreement.

    Section 2.5  Balance Sheets.

    (a) Balance Sheet. As promptly as practicable after the Closing Date, the Seller will (i) cause the Balance Sheet to be prepared, and (ii) cause the Balance Sheet to be delivered to Purchaser no later than February 29, 2000.

    (b) Closing Balance Sheet.

        (i)  As promptly as practicable after the Closing Date, the Seller will cause the Company Closing Balance Sheet to be prepared and will prepare a certificate based on such Company Closing Balance Sheet setting forth its calculation of the Tangible Net Equity of the Company (on a consolidated basis). As promptly as practicable, but in no event later than March 31, 2000, the Seller will cause the Company Closing Balance Sheet together with its certificate to be delivered to the Purchaser. The Company Closing Balance Sheet shall (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the close of business on the day immediately preceding the Closing Date in accordance with GAAP applied on a basis consistent with those used in the preparation of the Balance Sheet, (ii) include line items substantially consistent with those in the Balance Sheet and (iii) be prepared in accordance with accounting policies and practices applied on a basis consistent with those used in the preparation of the Balance Sheet.

        (ii) The parties hereto agree that they will, and agree to cause their respective independent accountants and the Company to, cooperate and assist in the preparation of the Company Closing Balance Sheet, including without limitation the making available to the extent necessary of books, records, work papers and personnel.

        (iii) Within thirty (30) days after receipt of the Company Closing Balance Sheet, Magellan shall notify Seller of any objections Magellan may have to the Company Closing Balance Sheet. In the absence of any such objections, Magellan shall be deemed to have approved the Company Closing Balance Sheet for the purpose of calculating the Tangible Net Equity of the Company as described above. If Magellan notifies Seller of any such objections, Magellan and Seller shall attempt to resolve such objections in good faith for a period of

    15 days from the date of such notice of objection. If any objections of Magellan cannot be resolved by Seller and Magellan within such 15-day period, (A) Seller shall pay to Magellan any such undisputed portion of the payment due Magellan under Section 2.5(b)(iv) below, and (B) any dispute with regard to the Company Closing Balance Sheet or the calculation of the Tangible Net Equity shall immediately be referred to the Independent Accounting Firm mutually selected by the parties. The determination of such Independent Accounting Firm with respect to such dispute shall be conclusive and binding on the Seller, Magellan and the Purchaser. Magellan and the Seller shall each bear 50% of the fees and expenses of the Independent Accounting Firm.

        (iv) In the event that the Tangible Net Equity on the Company Closing Balance Sheet is less than zero (such amount less than zero is the "Company Deficit Amount"), the Seller shall pay to Magellan, in cash, the Company Deficit Amount within five business days of delivery of the Company Closing Balance Sheet or within five business days of receipt by the parties of the determination of the Independent Accounting Firm, as the case may be.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF SELLER

    Seller represents and warrants to the Purchaser that:

    Section 3.1  Corporate Existence and Power.  Each of the Seller and the Company is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate power and authority to carry on its business as now being conducted. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities make such qualification necessary. Seller has heretofore delivered to the Purchaser true and complete copies of the certificate of incorporation and bylaws of each of the Seller and the Company as currently in effect.

    Section 3.2  Corporate Authorization.  The execution, delivery and performance by the Seller of this Agreement and the consummation by the Seller of the transactions contemplated hereby are within the Seller's corporate powers and have been duly authorized by all necessary corporate action on the part of the Seller and the shareholders of the Seller. This Agreement constitutes a valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, subject to (i) bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and other similar laws affecting creditors' rights generally and the rights of creditors of insurance companies generally and (ii) general principles of equity (regardless of whether considered in a proceeding at law or in equity).

    Section 3.3  Governmental Authorization: Consents.

    (a) Except as set forth in Schedule 3.3(a), and except for applicable requirements of the HSR Act, neither the execution and delivery of this Agreement by the Seller, nor the consummation by the Seller of the transactions contemplated hereby will require any action by or in respect of, or filing with, any governmental body, official or authority (other than actions or filings that are immaterial to the Seller and which will not affect the consummation of the transactions contemplated hereby).

    (b) Except as set forth in Schedule 3.3(b), no consent, approval, waiver or other action by any Person (other than any governmental body, agency, official or authority referred to in (a) above) under any contract, agreement, indenture, lease, instrument or other document to which the Seller or the Company or any Subsidiary of the Company is a party or by which any of them is bound is required or necessary for the execution, delivery and performance of this Agreement by the Seller or the consummation of the transactions contemplated hereby.

    Section 3.4  Non-Contravention.  Except as set forth in Schedule 3.4, the execution, delivery and performance by the Seller of this Agreement do not and will not (a) contravene or conflict with the certificate of incorporation or bylaws of the Seller, the Company or any of its Subsidiaries, (b) assuming compliance with the matters referred to in Section 3.3(a), contravene or conflict in any material respect with or constitute a violation in any material respect of any provision of any law, regulation, judgment, injunction, order or decree binding upon or applicable to the Seller, the Company or any Subsidiary; (c) constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Seller, the Company or any Subsidiary under, or to a loss of any benefit to which the Seller, the Company or any Subsidiary is entitled under, any provision of any Contract, contract or other material instrument binding upon the Seller, the Company or any Subsidiary or any material license, franchise, permit or other similar material authorization held by the Seller, the Company or any Subsidiary or (d) result in the creation or imposition of any Lien on any material asset of the Seller, the Company or any Subsidiary.

    Section 3.5  Capitalization.  The authorized capital stock of the Company consists of 20,000,000 shares of Class A Common Stock, par value $0.01 per share, of which as of the date hereof 289,915 shares are issued and outstanding and no shares are held in the Company's treasury, 100,000,000 shares of Class B Common Stock, par value $0.01 per share, of which as of the date hereof 77,171,364 shares are issued and outstanding and no shares are held in the Company's treasury (said Class A Common Stock and Class B Common Stock referred to collectively as the "Company Common Stock"), and 80,000,000 shares of Preferred Stock of which as of the date hereof, no shares are issued and outstanding and no shares are held in the Company's treasury. All outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and non-assessable. Except as set forth in this Section, there are no outstanding (a) shares of capital stock or other voting securities of the Company, (b) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (c) options or other rights to acquire from the Company, and there is no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company (the items in clauses (a) (b) and (c) being referred to herein collectively as the "Company Securities"). There are no outstanding obligations of the Company or any Subsidiary of the Company to issue or deliver or to repurchase, redeem or otherwise acquire any Company Securities. Seller is and will be at the Closing the record and beneficial owner of all of the issued and outstanding shares of capital stock of the Company, free and clear of any Lien whatsoever, and will transfer and deliver to the Purchaser at the Closing valid title to the Shares free and clear of any Lien. There are no stockholder agreements, voting agreements, voting trusts, proxies or other agreements in effect with respect to the voting or transfer of the Company Common Stock.

    Section 3.6  Subsidiaries.

    (a) Each Subsidiary of the Company is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority to carry on its business as now conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where the character of the property owned or leased by it or the nature of its activities make such qualification necessary. All Subsidiaries of the Company and their respective jurisdictions of incorporation are identified in Schedule 3.6(a). Seller has heretofore delivered to the Purchaser true and complete copies of the certificate of incorporation and bylaws of each Subsidiary as currently in effect.

    (b) All of the outstanding capital stock of, or other ownership interests in, each Subsidiary of the Company, is owned, of record and beneficially, by the Company or another Subsidiary, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). There are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary or (ii) options or other rights to acquire from the Company or any Subsidiary, and there is no obligation of the Company or any Subsidiary, to issue, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Subsidiary. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding securities of the Company or any Subsidiary of the Company.

    (c) Other than the Subsidiaries identified in Schedule 3.6(a), there are no other corporations, partnerships, limited liability companies, joint ventures or other entities in which the Company owns, of record or beneficially, any direct or indirect equity interest or any right (contingent or otherwise) to acquire the same. There are no stockholder agreements, voting agreements, voting trusts, proxies or other agreements in effect with respect to the voting or transfer of the capital stock of any Subsidiary.

    Section 3.7  Financial Statements.  The audited consolidated balance sheets of the Seller and its consolidated Subsidiaries as of November 30, 1998 and 1997 and the related consolidated statements of income, stockholder's equity and cash flows for each of the years then ended, attached hereto as Schedule 3.7(a), fairly present in all material respects, in conformity with GAAP applied on a consistent basis, the consolidated financial position of the Seller and its consolidated Subsidiaries as of the dates thereof, and the consolidated results of operations and cash flows for the business of the Seller and its consolidated Subsidiaries for the periods then ended. The audited consolidated balance sheet of the Company and its consolidated Subsidiaries as of November 30, 1999 (the "Balance Sheet") to be delivered by Seller on or before February 29, 2000 pursuant to Section 2.5(a), shall fairly present in all material respects, in conformity with GAAP applied on a consistent basis, the consolidated financial position of the Company and its consolidated Subsidiaries as of November 30, 1999.

    Section 3.8  Properties.

    (a) Except as disclosed on Schedule 3.8(a), neither the Company nor any of its Subsidiaries has any interest in any Real Property. The Company and the Subsidiaries have good and marketable title to, or in the case of leased property have valid leasehold interests in, the Real Property as disclosed on Schedule 3.8(a). None of such assets is subject to any Liens, except: (i) Liens disclosed on Schedule 3.8(a), (ii) Liens for taxes not yet due or being contested in good faith (and for which adequate accruals or reserves have been established on the Balance Sheet); (iii) non-consensual Liens attaching by operation of law, incurred in the ordinary course of business consistent with past practices and securing payments not past due all of which are set forth in Schedule 3.8(a); or (iv) Liens with respect to which deposits or pledges have been made to obtain the release of any such Liens described in clause (iii) above and which are disclosed on Schedule 3.8(a) (collectively, the "Permitted Real Property Liens"). The purchase and sale of the Shares and the consummation of the transactions contemplated hereby will not affect the validity, enforceability and continuity of any of the Real Property.

    (b) All Real Property (including the improvements thereon) (i) is in good condition and repair, reasonable wear and tear excepted; (ii) is available for immediate use in the conduct of the business or operations of the Company and (iii) to the knowledge of the Seller, complies with all applicable building, life safety and zoning codes and the regulations of any governmental authority having jurisdiction and with all Environmental Laws. To the knowledge of the Seller, all improvements, installations, equipment and facilities utilized in connection with the business of the Retained Business Units are operated, maintained, placed and located in accordance with the provisions of all applicable laws, rules, regulations, restrictions, leases, licenses, permits or other arrangements and are located entirely on the Real Property. There are no condemnation proceedings or eminent domain proceedings, lawsuits or legal proceedings of any kind pending or, to the knowledge of the Seller, threatened in connection with the Real Property. To the knowledge of the Seller, the Real Property and the present use and condition thereof do not violate any applicable covenants, restrictions, agreements, existing site plan approvals or any zoning or subdivision regulations or urban redevelopment plans applicable to the Real Property as modified by any duly issued variances; and no permits, licenses or certificates pertaining to the use or operation of the Real Property are required by any governmental agency having jurisdiction over the Real Property or their operation. All improvements made by or constructed for the Company and, to the knowledge of the Seller, with respect to improvements used by the Company but not made by it or constructed for it, on the Real Property, if any, were constructed in compliance with all applicable federal, state or other statutes, laws, ordinances, regulations, rules, codes, orders or requirements (including, but not limited to, any building, zoning or environmental laws or codes) affecting such premises. The Company has paid, or shall have paid prior to Closing, all amounts owing to any architect, contractor, subcontractor or materialman for labor or materials performed, rendered or supplied to or in connection with any Real Property. Schedule 3.8(b) sets forth a true and complete list of all construction, architect, engineering and other agreements, if any, relating to uncompleted construction projects entered into by the Company in connection with any Real Property.

    (c) Set forth in Schedule 3.8(c) is a list of all material items of Personal Property. The Company owns and has good title to all of the Personal Property, free and clear of all Liens, except for (i) Liens for taxes not yet due and payable, and (ii) Liens which are described in Schedule 3.8(c), all of which Liens the Company covenants and agrees to remove prior to or at Closing except as noted in Schedule 3.8(c) (such Liens described in clause (i) and those which are not required to be removed prior to Closing pursuant to clause (ii) hereinafter referred to as "Permitted Personal Property Liens"). Except as set forth in Schedule 3.8(c), to the knowledge of the Seller, all of the Personal Property is in good operating condition and repair, has been maintained in a manner consistent with generally accepted standards of good engineering practice and in accordance with the requirements of any applicable warranties and is available for immediate use in the business of the Retained Business Units. If any Personal Property set forth in Schedule 3.8(c) is owned by any Affiliate, shareholder, partner, officer or employee of the Company, title to such Personal Property shall be transferred to the Company prior to the Closing.

    (d) The accounts receivable reflected on the Balance Sheet and all accounts receivable arising between the Balance Sheet Date and the date of this Agreement arose from bona fide transactions in the ordinary course of business and are not subject to offset or deduction, and the goods and/or services involved have been sold, delivered and/or fully-performed. Adequate provision has been made for contractual discounts and adjustments to all such accounts receivable from third-party payors.

    Section 3.9  No Undisclosed Material Liabilities.  There are no liabilities of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (a) liabilities disclosed on the Balance Sheet or in the notes to the Balance Sheet, and (b) current liabilities accruing in the ordinary course of business of the Retained Business Units that are immaterial to the Company and its Subsidiaries taken as a whole. There are no liabilities of the Company or any of its Subsidiaries which relate to any business or operations other than the Retained Business Units.

    Section 3.10  Litigation.  Except as set forth in Schedule 3.10, there are no actions, suits, investigations, proceedings or claims pending, or to the knowledge of the Seller threatened, against or brought by the Company or any of its Subsidiaries (as defendant or plaintiff) or against any of their respective properties before any court or arbitrator or any governmental body, agency, official or authority. There are no actions, suits, investigations or proceedings pending, or to the knowledge of the Seller threatened, against the Seller, the Company or any of its Subsidiaries seeking to prohibit, prevent or alter or delay the consummation of the transactions contemplated hereby.

    Section 3.11  Material Contracts.

    (a) Schedule 3.11(a) sets forth the following agreements, contracts, plans, leases, arrangements or commitments:

      (i) any agreement providing for the delivery by the Company or any Subsidiary of specialty healthcare services (the "Customer Contracts");

      (ii) any agreement, other than Customer Contracts, Provider Contracts and License Contracts (as defined below), for the purchase or sale of goods, services, equipment or other assets providing for annual payments by or to the Company or any Subsidiary of $20,000 or more, other than any such agreements that are terminable by the Company or such Subsidiary at will on thirty (30) or fewer days' notice without any premium, penalty or other similar payment in excess of $10,000 becoming payable by the Company or such Subsidiary by virtue of such termination;

      (iii) any lease for real or personal property in which the amount of payments which the Company or any Subsidiary of the Company is required to make on an annual basis exceeds $20,000;

      (iv) any partnership, joint venture or other similar contract, arrangement or agreement to which the Company or any Subsidiary is a party or is bound;

      (v) any contract relating to indebtedness or guarantees or the deferred purchase price of property (whether incurred, assumed, guaranteed or secured by any asset) to which the Company or any Subsidiary is a party or is bound;

      (vi) any contract or cost allocation arrangement relating to outstanding indebtedness, liabilities or obligations for amounts owing to, or notes or accounts receivable from, or leases, contracts or other commitments or arrangements with or for the benefit of, the Seller or any of its Subsidiaries, other than any such unwritten contracts, leases, commitments or arrangements which will be terminated on or prior to the Closing Date without giving rise to any further obligations on the part of the Company or such Subsidiary;

      (vii) any contract relating to the acquisition or disposition of any business or material asset (whether by merger, sale of stock, sale of assets or otherwise), where the transactions contemplated thereby have not been consummated as of the date hereof to which the Company or any Subsidiary is a party or is bound;

      (viii) any contract or other agreement that by its terms limits the right of the Company or any Subsidiary to compete (A) in any line of business, (B) with any Person or (C) in any geographic area or which would so limit the right of the Company or any Subsidiary after the Closing Date;

      (ix) any contract or other agreement relating to any Intellectual Property Rights used by the Company or any Subsidiary, which contract or other agreement provides for annual license payments in excess of $20,000 (the "License Contracts"); and

      (x) any other contract or commitment that is material to the Company and its Subsidiaries taken as a whole.

    (b) Except as set forth in Schedule 3.11(b), each Contract is a valid and binding agreement of the Company or a Subsidiary enforceable in accordance with its terms, subject to (i) bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and other similar laws affecting creditors' rights generally and the rights of creditors of insurance companies generally and (ii) general principles of equity (regardless of whether considered in a proceeding at law or in equity), and as of the date of this Agreement is in full force and effect, and neither the Company, any Subsidiary nor, to the knowledge of the Seller, any other party thereto is in default in any material respect under the terms of any such Contract. Seller has made available to the Purchaser a true and correct copy of each Contract.

    (c) Except as set forth in Schedule 3.11(c), to the knowledge of the Seller as of the date of this Agreement, no third party to any of the Contracts intends to (i) terminate or amend the terms thereof or (ii) refuse to renew same upon expiration of its current term.

    Section 3.12  Compliance with Laws.  Neither the Company nor any Subsidiary has violated or is in violation in any material respect of any applicable provisions of any laws, statutes, ordinances, licenses, permits, authorizations, rules or other regulations including, but not limited to, Environmental Laws). Neither the Company nor any of its Subsidiaries is in default in any material respect under, and no condition exists that with notice or lapse of time or both would constitute a default in any material respect under, any order, injunction or material judgment of any court, arbitrator or governmental body, agency, official or authority.

    Section 3.13  Brokers' Fees.  There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Seller, the Company or any Subsidiary who might be entitled to any fee or commission from the Purchaser, the Company or any of their respective Affiliates upon consummation of the transactions contemplated by this Agreement.

    Section 3.14  Intellectual Property.

    (a) Except as set forth in Schedule 3.14, each of the Company and its Subsidiaries owns or otherwise has rights to use all Intellectual Property Rights used in the conduct of the Company's and such Subsidiaries' businesses as presently conducted.

    (b) (i) Neither the Company nor any Subsidiary is being sued or charged in writing with or is a defendant in any claim, suit, action or proceeding relating to its assets or business that involves a claim of infringement of any material Intellectual Property Rights and (ii) to the knowledge of the Seller, there is no other claim of such infringement by the Company or any Subsidiary. To the knowledge of the Seller, there is no continuing infringement by any other Person of any of the material Intellectual Property Rights of the Company or any Subsidiary.

    Section 3.15  Permits and Licenses.  Except as set forth in Schedule 3.15, each of the Company and its Subsidiaries possesses all permits, licenses and other authorizations (the "Licenses") of, and has made all registrations with, all governmental or accreditation entities necessary to conduct the Company's and such Subsidiaries' businesses as presently conducted. Except as set forth in Schedule 3.15, no notice from any governmental or accreditation entities with respect to (including an investigation) the revocation, termination, suspension, restriction, modification or limitation of any material License or the failure to have any material License has been issued, or given, to the Seller, the Company or any Subsidiary, nor, to the knowledge of the Seller, is the issuance of any such notice or the commencement of any such investigation proposed, pending or threatened. A list of the material Licenses is set forth in Schedule 3.15.

    Section 3.16  Labor Matters.  There is no collective bargaining agreement in effect or, to the knowledge of the Seller, other union organizational effort occurring with respect to the employees of the Company or any Subsidiary of the Company. There is no labor strike, dispute, stoppage or lockout pending, affecting, or to the knowledge of the Seller, threatened against the Company or any Subsidiary of the Company and during the past two years, there has not been any such action. Except as set forth in Schedule 3.16, there are no charges, administrative proceedings or formal complaints or, to the knowledge of the Seller, investigations of discrimination (including discrimination based upon sex, age, marital status, race, national origin, sexual preference, disability or veteran status) pending before the Equal Employment Opportunity Commission or any other governmental entities against the Company or any Subsidiary. The information contained in that certain Memorandum of even date herewith from Seller to Mark Demilio (the "Benefits Memo")contains a true and complete list as of the date of this Agreement of all employees of the Company and each of its Subsidiaries, including such employees' job positions, dates of hire, and amounts and dates of last salary increase. Seller has made available to Purchaser copies of all employee handbooks and employee rules and regulations relating to the employees of the Company and each Subsidiary. Except (a) for oral employment contracts terminable at will without penalty, or (b) for those employment contracts set forth in the Benefits Memo, neither Seller, the Company nor any Subsidiary has any written or oral contracts of employment with any employee of the Company or a Subsidiary.

    Section 3.17  Insurance Policies.  Schedule 3.17 sets forth (i) a true and complete list of all insurance policies and other surety arrangements of any kind whatsoever which relate to the assets or businesses of the Company or any Subsidiary (the "Policies") and (ii) a summary description of each pending claim asserting liability to the Company or any Subsidiary equal to or greater than $50,000 under each of the Policies. All of the Policies are in full force and effect. During the three-year period ending on the date hereof, no such insurance policies or other surety arrangements have been canceled by an insurer and no application for any such insurance policies or other surety arrangements has been rejected by an insurer.

    Section 3.18  Absence of Certain Commercial Practices.  To the knowledge of the Seller, none of the Seller, the Company, any Subsidiary, or any of their respective directors, officers or employees has:

    (a) given, proposed to give, or agreed to give any material gift or similar material benefit to any customer, supplier or any other person for the purpose of furthering the business of the Company or any Subsidiary;

    (b) in connection with the business of the Company or any Subsidiary, used any corporate or other funds for contributions, payments, gifts, or entertainment, or made any expenditures relating to political activities to government employees, officials or others in violation of any applicable law or established or maintained any unlawful or unrecorded funds; or

    (c) offered, paid, solicited or received any remuneration (as such term has been interpreted under 42 U.S.C. § 1320a-7b(b)) to induce or in return for any referral of healthcare business or ordering of healthcare items or services in violation of any federal or state civil or criminal law.

    To the knowledge of the Seller, none of the Seller, the Company, any Subsidiary, or any of their respective directors, officers, or employees has accepted or received any unlawful contributions, payments or gifts in connection with the businesses of the Company and the Subsidiaries.

    Section 3.19  Assets.  The assets and properties owned or leased by the Company and its Subsidiaries are all of the assets and properties necessary to conduct the business and operations of the Retained Business Units as currently conducted by the Company.

    Section 3.20  No Adverse Changes.  Except as set forth in Schedule 3.20, since November 30, 1999, the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business, and none of them has: (a) suffered any material adverse change in its business, properties or financial condition, including any material damage, destruction or loss affecting its assets, (b) made any material increase in compensation payable or to become payable to any of its employees or made or promised to make any material bonus payment to any of its employees, or made any material change in personnel policies, insurance benefits or other compensation arrangements affecting any of its employees (other than increases, promises or changes in the ordinary course consistent with past practices or pursuant to Employee Plans, Compensation Arrangements and practices in effect as of the Balance Sheet Date); (c) sold, transferred, leased to others or otherwise disposed of any of its material assets (except for (i) inventory sold or used in the ordinary course of business consistent with past practices or (ii) assets sold or disposed of and replaced by other similar assets), canceled or compromised any debts owed to, or claims relating to, its assets, business or operations which are of material value or waived, compromised or released any rights which are of material value or (d) suffered any termination of any Contract to which it is or was a party representing $5,000,000 or more of the consolidated revenues to the Company and the Subsidiaries for the 12-month period ending on the date of this Agreement.

    Section 3.21  Employee Benefits.

    (a) All of the Employee Plans and Compensation Arrangements that cover the employees of the Company and its Subsidiaries are listed and described in Schedule 3.21, and complete and accurate copies of (including any amendments to) any such written Employee Plans and Compensation Arrangements (or related insurance policies) have been furnished to the Purchaser, along with copies of any employee handbooks or similar documents describing such Employee Plans and Compensation Arrangements. Schedule 3.21 shall indicate thereon every such Employee Plan or Compensation Arrangement that is not sponsored by the Company and its Subsidiaries as the date of this Agreement. Any unwritten Employee Plans or Compensation Arrangements that provide coverage to the employees of the Company also are listed in Schedule 3.21, and complete descriptions thereof have been furnished to the Purchaser. Except as disclosed in Schedule 3.21, none of the Seller, the Shareholders, the Company or any Subsidiary of the Company is a party to and does not have in effect or to become effective after the date of this Agreement any plan arrangement or other scheme that will become an Employee Plan or Compensation Arrangement (including, but not limited to, any bonus, cash or deferred compensation, severance, medical, pension, profit sharing or thrift, stock option, employee stock ownership, life or group insurance, death benefit, vacation, sick leave, disability or trust agreement or arrangement) or any amendment to an Employee Plan or Compensation Arrangement.

    (b) The Seller has furnished to the Purchaser the Forms 5500 or other government-required annual reports filed for any of the Employee Plans or Compensation Arrangements listed on Schedule 3.21 (including all attachments and schedules), actuarial reports, summaries of material modifications, summary annual reports, and any other employer notices (including, governmental filings and descriptions of material changes to Employee Plans and/or Compensation Arrangements) relating to the Employee Plans and Compensation Arrangements of the Company or the Subsidiaries of the Company for the last three plan years and the current summary plan descriptions relating thereto.

    (c) Each Employee Plan and Compensation Arrangement has been administered in compliance with its own terms and in material compliance with the provisions of ERISA, the Code, as defined hereafter, the Age Discrimination in Employment Act and any other applicable Federal or state laws.

    (d) Neither the Company, its Subsidiaries nor any ERISA Affiliate thereof is contributing to, is required to contribute to, or has contributed within the last six (6) years to, any Multiemployer Plan, and neither the Company, its Subsidiaries nor any ERISA Affiliate thereof has incurred within the last six (6) years, or reasonably expects to incur, any "withdrawal liability," as defined under Section 4201 et seq. of ERISA.

    (e) At all times on or prior to the Closing, each Employee Plan, to the extent such Employee Plan is intended to be tax-qualified, satisfies all minimum coverage and minimum participation requirements, if any, imposed on such Employee Plan by the applicable terms of the Code and ERISA.

    (f) The Seller is not aware of the existence of any governmental inspection, investigation, audit or examination of any Employee Plan or Compensation Arrangement listed on Schedule 3.21 or of any facts which would lead one or any of them to believe that any such governmental inspection, investigation, audit or examination is pending or threatened. There exists no action, suit or claim (other than routine claims for benefits) with respect to any Employee Plan or Compensation Arrangement pending or, to the knowledge of the Seller, threatened against any of such plan or arrangement, and the Seller possesses no knowledge of any facts which could give rise to any such action, suit or claim.

    (g) Neither the Company, its Subsidiaries nor any ERISA Affiliate thereof sponsors, maintains or contributes to any Employee Plan or Compensation Arrangement that provides medical or death benefit coverage to former employees of the Company or any Subsidiary of the Company, except to the extent required by Section 4980B of the Code. Except as set forth in Schedule 3.21, each Employee Plan listed on Schedule 3.21 that provides health and welfare benefits is fully insured.

    (h) Except as described in Schedule 3.21, with respect to each Employee Plan and, to the extent applicable, each Compensation Arrangement: (i) each Employee Plan that is intended to be tax-qualified, and each amendment thereto, is the subject of a favorable determination letter, and no plan amendment that is not the subject of a favorable determination letter would affect the validity of an Employee Plan's letter; (ii) no condition or event exists or is expected to occur that could subject, directly or indirectly, the Company, its Subsidiaries or any ERISA Affiliate thereof to any material liability, contingent or otherwise, or the imposition of any lien on the assets of the Company, its Subsidiaries or any ERISA Affiliate thereof under the Code or Title IV of ERISA, whether to the Pension Benefit Guaranty Corporation, the Internal Revenue Service or any other person; (iii) no Employee Plan ever has incurred an "accumulated funding deficiency," as such term is defined in Section 302(a)(2) of ERISA and Section 412(a) of the Code, whether or not waived, and otherwise always has fully met the funding standards required under Title I of ERISA and Section 412 of the Code; (iv) no "reportable event," as that term is defined in Section 4043(b)(1) through (8) of ERISA and, to the knowledge of the Seller, Section 4043(b)(9) of ERISA, ever has occurred with respect to any Employee Plan and no reportable event requires prior notice; (v) there are no unfunded liabilities with respect to any Employee Plan, i.e., the actuarial present value of all "benefit liabilities" (determined within the meaning of Section 401(a)(2) of the Code) under such Employee Plan, whether or not vested, does not exceed the current value of the assets of such Employee Plan; (vi) no prohibited transaction, within the definition of Section 4975 of the Code or Title 1, Part 4 of ERISA, has occurred which would subject the Company, any Subsidiary of the Company or any ERISA Affiliate thereof to any liability; and (vii) all contributions, premiums or payments accrued, in whole or in part, under each Employee Plan or Compensation Arrangement or with respect thereto as of the Closing will be paid by the Company or any Subsidiary of the Company (as the case may be) on or prior to Closing.

    (i) Schedule 3.21 contains a complete and accurate list of all qualified beneficiaries, as defined under Section 4980B(g)(1) of the Code, as of the effective date of this Agreement (including qualified beneficiaries who are in the election period for continuation coverage but who have not yet elected continuation coverage), the date of the applicable qualifying event and the nature of the qualifying event relating to the duration of such coverage. There have been no failures to provide continuation coverage as required by Section 4980B(f) of the Code. The Seller agrees to provide to the Purchaser at Closing an updated list of the qualified beneficiaries, as described above, effective as of the Closing Date.

    (j) Except as disclosed on Schedule 3.21 or in the Benefits Memo, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any material payment (including, without limitation, severance, or unemployment compensation) becoming due to any director or employee of the Company or any subsidiary; (ii) result in the acceleration of vesting under any Employee Plan or Compensation Arrangement; or (iii) materially increase any benefits otherwise payable under any Employee Plan; and any such payment or increase in benefits is fully deductible under the Code.

    (k) Except as set forth in the Benefits Memo, no employee or former employee of the Company or any of its Subsidiaries will become entitled to any bonus, retirement, severance, job security or similar benefit solely as a result of the transactions contemplated hereby. No employee or former employee of the Company or any of its Subsidiaries will become entitled to any bonus, retirement, severance, job security or similar benefit which will result in any liability to Magellan, the Purchaser, the Company or any of its Subsidiaries except as expressly set forth in Section 8.1.

    (l) To the knowledge of the Seller, there are no facts or events, including the consummation of the transaction contemplated by this Agreement, that could lead to the imposition of any material liability on the Purchaser or any of its Subsidiaries, of whatever nature with respect to the employment of any employees of the Seller or its Subsidiaries, including the provision of employee benefits, who, as of the Closing Date, are not employees or former employees of the Company or any of its Subsidiaries.

    Section 3.22  Environmental Matters.

    (a) Each of the Company and its Subsidiaries, including with respect to the Real Property and the business of the Retained Business Units, is in compliance with, and has at all times previously been operated in compliance with, all Environmental Laws. Except as set forth in Schedule 3.22, each of the Company and its Subsidiaries has not (and to the knowledge of the Seller neither has any other Person at any time during the Company's (or any Company Subsidiary's) use of the Real Property) (i) generated, released, stored, used, treated, handled, discharged, disposed of or otherwise managed any Hazardous Substances at, on, under, in or about any real property, including the Real Property, (ii) transported any Hazardous Substances to or from any real property, including the Real Property or discharged any Hazardous Substances from any Real Property into the air, onto the ground, into any surface or groundwater, directly or indirectly, (iii) otherwise handled Hazardous Substances in such a way that they may enter the Environment or (iv) undertaken, or caused to be undertaken any other activities relating to any real property, including the Real Property, except to the extent that the activities described in clauses (i) through (iv) do not constitute a violation of any Environmental Law and do not support a cause of action under any Environmental Law. Except as set forth on Schedule 3.22, to the knowledge of the Seller no release of Hazardous Substances outside the Real Property has entered or threatens to enter any Real Property nor is there any pending or threatened claim against the Company or any Subsidiary of the Company based on Environmental Laws that arises from any condition of the Environment surrounding any Real Property.

    (b) To the knowledge of the Seller, except as set forth in Schedule 3.22, (i) no underground storage tanks are currently or have been located on any Real Property; (ii) no Real Property has been used at any time as a gasoline service station or any other facility for storing, pumping, dispensing or producing gasoline or any other petroleum products or wastes; (iii) no building, structure or equipment on any Real Property contains asbestos or polychlorinated byphenyls (PCBs) and (iv) there are no incinerators or cesspools on the Real Property, and all waste water is lawfully discharged into a public sanitary sewer.

    (c) The Seller has provided the Purchaser with complete and correct copies of (i) all studies, reports, surveys, audits or other materials known by or in the possession of the Company and its Subsidiaries relating to the presence or alleged presence of Hazardous Substances at, on or affecting the Real Property or assessing the environmental conditions of the Real Property or the compliance of the business of the Retained Business Units with Environmental Laws; (ii) all notices or other materials that were received from any governmental authority having the power to administer or enforce any Environmental Laws relating to current or past ownership, use or operation of the Real Property or activities at the Real Property and (iii) all materials known by or in the possession of the Company or its Subsidiaries relating to any claim, threatened claim, allegation, action or threatened action by any person or entity under any Environmental Law, all of which items are listed on Schedule 3.22.

    (d) Purchaser may, at its expense, cause Phase I and Phase II Environmental Assessments and such other assessments as may be necessary or appropriate to be prepared with respect to the environmental condition of the Real Property and the compliance of the business of the Retained

Business Units with Environmental Laws. Seller covenants and agrees to cooperate fully with the Purchaser in the preparation of any said Environmental Assessments and any other assessments under this.

    Section 3.23  Financial Matters.  Set forth on Schedule 3.23 hereto is a complete list of (a) all of the bank accounts and safe deposit boxes of the Company and its Subsidiaries, all powers of attorney in connection with such accounts and the names of all persons authorized to draw thereon and have access thereto, and (b) all surety bonds, performance bonds, letters of credit, hedging obligations, deposits for performance and restricted cash requirements of the Company and its Subsidiaries.

    Section 3.24  Guaranties.  Except as set forth on Schedule 3.24, neither the Company nor its Subsidiaries is, directly or indirectly, (i) liable by guaranty or suretyship, with respect to, (ii) obligated by discount or repurchase agreement to provide funds in respect of, or (iii) obligated to guarantee or assume any debt or other obligation of, any Person, except endorsements made in the ordinary course of business in connection with the deposit of items for collection.

    Section 3.25  Professional Liability Claims.

    (a) Except as set forth in Schedule 3.25, to the knowledge of the Seller: (i) there is no notice, demand, claim, action, suit, inquiry, hearing, proceeding, notice of violation or investigation of a civil, criminal or administrative nature before any governmental authority or before any arbitrator or mediator of any nature against or involving any professional services performed in connection with or on behalf of any business of the Retained Business Units, or class of claims or lawsuits involving the same or similar services performed in connection with or on behalf of any Retained Business Unit which, in any such case, is pending or, to the knowledge of the Seller, threatened (collectively, "Professional Liability Claims") and (ii) there has not been any Occurrence (as such term is defined below).

    (b) The term "Occurrence" shall mean any accident, happening or event which takes place at any time which is caused or allegedly caused by any such accident, happening or event otherwise involving any professional services performed in connection with or on behalf of any Retained Business Unit that is likely to result in a claim or loss.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF PURCHASER

    Purchaser hereby represents and warrants to the Seller that:

    Section 4.1  Organization and Existence.  Purchaser is a corporation duly incorporated, existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and authority to carry on its business as now conducted.

    Section 4.2  Corporate Authorization.  The execution, delivery and performance by the Purchaser of this Agreement and the consummation by the Purchaser of the transactions contemplated hereby are within the Purchaser's corporate powers and have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement constitutes a valid and binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, subject to (i) bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and other similar laws affecting creditors' rights generally and (ii) general principles of equity (regardless of whether considered in a proceeding at law or in equity).

    Section 4.3 Governmental Authorization; Consents.

    (a) Except as set forth in Schedule 4.3(a), and except for applicable requirements of the HSR Act, neither the execution and delivery of this Agreement by the Purchaser, nor the consummation by the Purchaser of the transactions contemplated hereby will require any action by or in respect of, or filing with, any governmental body, agency, official or authority (other than actions or filings that are immaterial to the Purchaser and the consummation of the transactions contemplated hereby).

    (b) Except as set forth in Schedule 4.3(b), no consent, approval, waiver or other action by any Person (other than any governmental body, agency, official or authority referred to in (a) above) under any material contract, agreement, indenture, lease, instrument or other document to which the Purchaser is a party or by which it is bound is required or necessary for the execution, delivery and performance of this Agreement by the Purchaser or the consummation of the transactions contemplated hereby.

    Section 4.4  Non-Contravention.  The execution, delivery and performance by the Purchaser of this Agreement do not and will not (i) contravene or conflict with the certificate of incorporation or bylaws of the Purchaser, (ii) assuming compliance with the matters referred to in Section 4.3(a), contravene or conflict in any material respect with or constitute a violation in any material respect of any provision of any law, regulation, judgment, injunction, order or decree binding upon the Purchaser, (iii) constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Purchaser under, or to a loss of any benefit to which the Purchaser is entitled under, any provision of any material agreement, contract or other material instrument binding upon the Purchaser or any material license, franchise, permit or other similar material authorization held by the Purchaser or (iv) result in the creation or imposition of any Lien on any material asset of the Purchaser.

    Section 4.5  Brokers' Fees.  There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Purchaser who might be entitled to any fee or commission from the Seller or any of its Affiliates upon consummation of the transactions contemplated by this Agreement.

    Section 4.6.  Issuance of Earnout Shares.  If the Earnout Payment is made in whole or in part in Earnout Shares, the Earnout Shares, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid, non-assessable and issued in compliance with applicable federal and state securities laws. The Earnout Shares will not be subject to any right of first refusal or other restriction and no other Person shall have an interest in the Earnout Shares. The Earnout Shares will be registered pursuant to an effective registration statement under the Securities Act of 1933, as amended.

ARTICLE 5
COVENANTS OF SELLER

    Seller agrees that:

    Section 5.1  Conduct of the Company.

    (a) Except as otherwise specifically identified in the restructuring plan described on Exhibit A hereto, from the date hereof until the Closing Date, the Seller shall cause the Company and its Subsidiaries to conduct their businesses in the ordinary course consistent with past practices.

    (b) Except as otherwise provided in this Agreement or on Schedule 5.1(b), or as otherwise specifically identified in the restructuring plan described on Exhibit A hereto, from the date of this

Agreement until the Closing Date, without the prior written consent of the Purchaser, the Seller will not permit the Company or any of its Subsidiaries to:

        (i) adopt or propose any change in its certificate of incorporation or bylaws;

        (ii) merge or consolidate with any other Person or acquire or lease a material amount of assets of any other Person;

        (iii) declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of the Company, or repurchase, redeem or otherwise acquire any outstanding shares of capital stock, or other ownership interests in, the Company or any Subsidiary of the Company;

        (iv) incur, assume or guarantee any indebtedness, letter of credit, surety bond, performance bond, restricted cash account or similar arrangements;

        (v) create or assume any Lien on any asset;

        (vi) make any loan, advance or capital contributions to or investment in any Person, other than loans, advances or capital contributions to or investments made (x) pursuant to existing contracts or commitments;

        (vii) sell, lease, license or otherwise dispose of any material assets or property except (x) pursuant to existing contracts or commitments (which contracts or commitments are described on Schedule 5.1(b)(vii));

        (viii) change any method of accounting or investment, tax or accounting practice, except for any such change required by reason of a concurrent change in generally accepted accounting principles or law,

        (ix) enter into or consummate any joint venture, partnership or other similar arrangement or, except as otherwise permitted or required pursuant to this Agreement, form any other new arrangement for the conduct of its business;

        (x) terminate, renew, amend or otherwise alter any of the Customer Contracts or other Contracts;

        (xi) except as otherwise permitted or required pursuant to this Agreement, enter into any written contract or other agreement with the Seller, any Affiliate of the Seller or any Affiliate of the Company;

        (xii) increase or otherwise change the rate or nature of the compensation (including wages, salaries and bonuses) which is paid or payable to any employee or independent contractor of the Company or any Subsidiary of the Company, except in the ordinary course of business consistent with past practice pursuant to existing Employee Plans, Compensation Arrangements and practices which have been disclosed to the Purchaser;

        (xiii) adopt or commit to adopt any employee plan or benefit arrangement other than an existing Employee Plan or Compensation Arrangement or make material amendments to any such Employee Plan or Compensation Arrangement except to the extent required by law or necessary to preserve the nature of the benefits provided under such plan or arrangement;

        (xiv) issue or commit to issue any additional shares of capital stock or option or warrant of the Company or any Subsidiary;

        (xv) enter into any transaction, contract or agreement material to the Company and the Subsidiaries taken as a whole and other than those contemplated by this Agreement; or

        (xvi) enter into or agree to any monetary or non-monetary settlements with respect to any third party claims without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld), except with respect to settlements pursuant to which Seller shall be fully responsible, and under which neither the Company after the Closing nor Purchaser shall have any monetary or non-monetary obligation or liability; or

        (xvii) agree or commit to do any of the foregoing.

    Seller will not, and will not permit the Company or any Subsidiary of the Company to (i) take or agree or commit to take any action that would make any representation and warranty of the Seller hereunder inaccurate in any material respect at, or as of any time prior to, the Closing Date or (ii) omit or agree or commit to omit to take any action necessary to prevent any such representation or warranty from being inaccurate in any material respect at any such time.

    (c) Except as otherwise provided in this Agreement or on Schedule 5.1(c), from the date of this Agreement until the Closing Date, the Seller will cause the Company and its Subsidiaries to:

        (i) maintain their books and records in the usual, regular and ordinary manner consistent with past practices;

        (ii) preserve their businesses and maintain all, of their material Licenses;

        (iii) preserve generally the goodwill of the businesses of the Company and its Subsidiaries; and

        (iv) continue to perform in the ordinary course their respective obligations under the Contracts.

    Section 5.2  Resignations.  Seller will deliver to the Purchaser at or prior to the Closing Date the resignations of all officers and directors of the Company and each Subsidiary from their positions with the Company and each Subsidiary, which will be effective upon date of acceptance by the Purchaser.

    Section 5.3  Distribution of the Excluded Assets.

    (a) Prior to the Closing Date, the Seller shall cause the Company to transfer assets not used in the business of the Retained Business Units, and all rights in and to the trade name "Vivra," and all derivations and abbreviations thereof (except as provided in Section 5.7 herein) (the "Excluded Assets") by virtue of a distribution to the Seller. The transfer of the Excluded Assets shall be pursuant to such bills of sale and other documents acceptable to the Purchaser in form and substance.

    (b) The Company and the Seller will execute and deliver to the Purchaser an Assignment and Assumption Agreement substantially in the form of Exhibit D hereto (the "Assignment and Assumption Agreement"), pursuant to which the Seller shall expressly assume any and all liabilities of the Company (whether direct or indirect, known or unknown, absolute or contingent) relating to or arising out of (i) the Excluded Assets or their use, and (ii) all prior and future operations of the business units of the Company, other than the Retained Business Units.

    Section 5.4  No Shop.  Purchaser contemplates the expenditure of substantial sums of time and money in connection with legal, accounting, financial, and due diligence work to be performed in conjunction with the purchase of the Shares as contemplated herein (the "Transaction") and may forego other business opportunities prior to the Closing. Accordingly, the Seller acknowledges and agrees that, from the date hereof through the Closing Date (or the termination of this Agreement) (the "Restricted Period"), neither the Seller nor the Company, directly or indirectly, without the Purchaser's prior written consent, shall initiate or hold discussions with any Person (other than the Purchaser and its representatives) concerning any transaction substantially similar to the Transaction or inconsistent with the Transaction, directly or indirectly, whether by sale of outstanding stock, issuance of additional securities, merger, consolidation, sale or lease of significant assets of the Retained Business Units, affiliation, joint venture or other transaction. During the Restricted Period, the Seller will promptly notify the Purchaser by telephone and thereafter confirm in writing via telecopy if any such discussions or negotiations are sought in writing to be initiated with, or any such proposal or possible proposal is received in writing, directly or indirectly, by the Seller or the Company and any such notice will include any terms and conditions of any such proposal.

    Section 5.5.  Insurance.  For all periods after the Closing Date and ending on the fifth anniversary of the Closing Date, the Seller shall maintain $10 million of its existing comprehensive general liability and professional liability insurance coverages, or obtain $10 million of extended reporting period tail insurance, with respect to the Excluded Assets and the operation of the Transferred Business Units for all periods prior to and after the Closing Date.

    Section 5.6  Due Diligence.

    (a) During the period commencing on the date hereof and through the Closing Date (the "Inspection Period"), the Purchaser will have the option and right to conduct, upon reasonable notice and at reasonable times, such investigations, inspections, audits, analyses, and examinations of the Company, its Subsidiaries and the Retained Business Units with respect to Tax matters, as the Purchaser deems necessary or desirable, at the Purchaser's sole cost and expense.

    (b) To facilitate the due diligence contemplated in this Section 5.6 during the Inspection Period, the Seller will provide the Purchaser and the Purchaser's agents and representatives reasonable access to the Company, its Subsidiaries and the Retained Business Units. The Purchaser will conduct any such physical inspections and examinations only on business days and will use reasonable efforts to minimize interference with Seller's operation of the Company, its Subsidiaries and the Retained Business Units.

    Section 5.7  Use of Trade Name.  For the period from the Closing Date to the first anniversary of the Closing Date, Purchaser may continue to use the trade name "Vivra," and all derivations and abbreviations thereof in the operation of the Company, its Subsidiaries and the Retained Business Units, such use to be in a manner consistent with the manner in which the Company has used the trade name. After the first anniversary of the Closing Date, Purchaser will discontinue using and will dispose of all items of stationery, business cards and literature bearing such trade name.

    Section 5.8  Updated Capitalization Information.  At or prior to the Closing Date, Seller shall provide to Purchaser updated information with respect to the capitalization of the Company as described in Section 3.5, and such updated capitalization information shall be true and correct as of the Closing Date.

    Section 5.9  Earnout Amounts.  Notwithstanding anything set forth in this Agreement to the contrary, Seller shall be responsible for and indemnifiy the Company, its Subsidiaries, Purchaser and Magellan from and against any and all Damages, costs and expenses and any amounts owing to or alleged to be owing to any Person arising out of, based on or resulting from any earnout arrangement entered into by the Company or any of its Subsidiaries prior the Closing, including, without limitation, those set forth in Schedule 3.11(a) hereto. Magellan and Purchaser agree that after the Closing they shall not, and shall cause the Company and its Subsidiaries not to, take any action of which Seller makes Magellan aware that might be reasonably expected to impact the amount of any such earnout payment without first consulting with Seller. To the extent that Magellan takes any action in its control which results in any earnout payment becoming due which would otherwise not reasonably be expected to become due under said earnout arrangements in place on the Closing Date, then Magellan shall bear the cost of such earnout payment without indemnification by Seller.

ARTICLE 6
COVENANTS OF BOTH PARTIES

    The parties hereto agree that:

    Section 6.1  Confidentiality.  The parties hereto acknowledge and agree that all information and documents furnished to the Purchaser or to the Seller or any their respective agents or Affiliates for any purpose under this Agreement shall be treated as confidential as provided under the Confidentiality Agreement dated January 25, 1999 between Magellan and Vivra, and each party hereto agrees to maintain the confidentiality of any information received from each other in accordance with the terms of such Confidentiality Agreement.

    Section 6.2  Reasonable Efforts.  Subject to the terms and conditions of this Agreement, each party will use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable laws and regulations to consummate the transactions contemplated by this Agreement, including, without limitation, the preparation and filing as promptly as practicable after the date of this Agreement of (i) all applicable forms under the HSR Act and (ii) all applicable forms necessary in order to obtain any other required government approvals. Seller and the Purchaser each agree, and the Seller, prior to the Closing, and the Purchaser, after the Closing, agree to cause the Company, to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement. Seller will use all reasonable efforts, in cooperation with the Purchaser, to obtain those consents from third parties with respect to the agreements described on Schedule 3.3(b).

    Section 6.3  Certain Filings.  Seller and the Purchaser shall cooperate with one another (a) in determining whether any action by or in respect of, or filing with, any governmental body, agency, official or authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (b) in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers.

    Section 6.4  Access to Information.

    (a) From the date hereof until the Closing Date, the Seller will give, and will cause the Company and each of its Subsidiaries to give, the Purchaser, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Company and its Subsidiaries. From the date hereof until the Closing Date, the Purchaser will give, and will cause each of its Subsidiaries to give, the Seller, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Purchaser and its Subsidiaries.

    (b) From the date hereof until the Closing Date, the Seller will furnish, and will cause the Company and each Subsidiary of the Company to furnish, to the Purchaser, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Company and the Subsidiaries as such Persons may reasonably request. From the date hereof until the Closing Date, the Purchaser will furnish, and will cause each of its Subsidiaries to furnish, to the Seller, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Purchaser and its Subsidiaries as such Persons may reasonably request.

    Section 6.5  Notices of Certain Events.  Seller and the Purchaser shall promptly notify each other of:

        (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

        (ii) any notice or other communication from any governmental or regulatory agency or authority in connection with the transactions contemplated by this Agreement; and

        (iii) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge threatened, against the Purchaser, the Seller, the Company or any Subsidiary that, if pending on the date of this Agreement would have been required to have been disclosed pursuant to Section 3.10 or Section 4.7.

    Section 6.6  Intercompany Accounts.  The Seller agrees it will cause all intercompany accounts payable net of receivables between the Company and its Affiliates to be settled prior to Closing, provided that all intercompany accounts payable, net of receivables, owing by the Company to the Seller shall be converted into equity and no intercompany receivables or payables shall be recorded on the Company Closing Balance Sheet.

    Section 6.7  Public Announcements.  Each of the parties agrees to obtain the approval of the other party before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby, except for such press releases or public statements as may be required by applicable law or any listing agreement with any national securities exchange.

    Section 6.8  Letter of Credit.  With respect to that certain $4,000,000 Irrevocable Standby Letter of Credit Number 3010564 (the "Letter of Credit") issued by Bank of America in favor of CIGNA Health Corporation ("CIGNA"), Seller and Magellan agree as follows. For a period of ninety (90) days following Closing, Seller and Magellan shall use reasonable best efforts to obtain the consent of CIGNA to replace the Letter of Credit with a surety bond procured by Magellan and Magellan shall use reasonable best efforts to procure a surety bond acceptable to CIGNA. During such 90-day period Seller agrees to continue to maintain $4,000,000 as security for the Letter of Credit in such form as is acceptable to the issuer of the Letter of Credit. If after such 90-day period Magellan shall have been able to procure a surety bond but CIGNA shall not have agreed to substitute such surety bond for the Letter of Credit, Seller shall continue to maintain said $4,000,000 as security for the Letter of Credit, or any renewal thereof, until the sixth month anniversary of the Closing Date. Magellan shall be responsible for all costs of maintaining the Letter of Credit, or any renewal thereof and shall pay Seller any such costs within five (5) business days of Seller's written request; provided, however, that Seller shall be responsible for maintaining the Letter of Credit through June 30, 2000, and thereafter Seller shall be responsible for and pay any renewal fee with respect to any additional period during which Seller is obligated to maintain $4,000,000 as security for the Letter of Credit as set forth above in this Section. Magellan shall indemnify and hold harmless Seller from and against any Damages in the event the Letter of Credit is drawn upon and shall pay such amounts within five (5) business days of any draw down.

ARTICLE 7
TAX MATTERS

    Section 7.1  Tax Definitions.  The following terms, as used herein, have the following meanings:

    "Code" means the Internal Revenue Code of 1986, as amended from time to time.

    "Federal Taxes" means United States Federal income, environmental and alternative or add-on minimum taxes, and any estimated taxes related to any such items.

    "Final Determination" shall mean, with respect to Federal Taxes, a "determination" as defined in Section 1313(a) of the Code and, with respect to Taxes other than Federal Taxes, any final determination of liability in respect of a Tax that, under applicable law, is not subject to further appeal, review or modification through proceedings or otherwise, including but not limited to the expiration of a statute of limitations or a period for the filing of claims for refunds, amended returns or appeals from adverse determinations.

    "Post-Closing Tax Period" means any Tax period ending after the Closing Date.

    "Pre-Closing Tax Period" means any Tax period ending on or before the Closing Date.

    "Tax" means (i) any Federal Taxes of the Seller or any of its Subsidiaries (other than the Company and its Subsidiaries), together with any interest or any penalty, addition to tax or additional amount imposed thereon, (ii) any federal, state, local or foreign net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, value added, franchise, profits, license, withholding on amounts paid to or by the Company or any Subsidiary, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, including any estimated taxes relating to any such items, together with any interest or any penalty, addition to tax or additional amount imposed by any Taxing Authority, (iii) liability of the Company or any of its Subsidiaries for the payment of any amounts of the type described in clause (ii) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period during the Tax Indemnification Period, and (iv) liability of the Company or any of its Subsidiaries for the payment of any amounts of the type described in clause (ii) as a result of any express or implied obligation to indemnify any other Person.

    "Tax Indemnification Period" means (i) any Pre-Closing Tax Period of the Company or any of its Subsidiaries, (ii) with respect to any Tax period of the Company or any of its Subsidiaries that begins before and ends after the Closing Date, the portion of such period that ends on the Closing Date, (iii) with respect to any Tax described in clause (ii) of the definition of "Tax", any Pre-Closing Tax Period of the Company or any of its Subsidiaries and the taxable year of any member of a group described in such clause (ii) which includes (but does not end on) the Closing Date, and (iv) with respect to any Tax described in clause (iii) of the definition of "Tax", the survival period of the indemnification obligation under the applicable contract.

    "Taxing Authority" means any federal, state, local or foreign governmental authority responsible for the determination, assessment, collection, administration or imposition of any Tax.

    "Tax Return" means any return, declaration, report, claim for refund, information return or other statement, form or document (including any related or supporting information, any schedule or attachment thereto and any amendment thereof) filed or required to be filed with any Taxing Authority with respect to any Tax.

    Section 7.2  Tax Representations.  Except as set forth in Schedule 7.2, the Seller represents and warrants to the Purchaser the following:

    (a) All Federal Tax Returns filed or required to be filed by or on behalf of Seller, and all material Tax Returns filed or required to be filed with any Taxing Authority by or on behalf of the Company and each of their Subsidiaries with respect to all Pre-Closing Tax Periods either (i) have been filed when due in accordance with all applicable laws or (ii) will be filed when due in accordance with all applicable laws;

    (b) The Federal Tax Returns of the Seller, and the Tax Returns of the Company and each of their Subsidiaries that have been filed are correct and complete in all material respects, and the Federal Tax Returns of the Seller, and the Tax Returns of the Company and each of their Subsidiaries that will be filed after the date hereof will be correct and complete in all material respects;

    (c) The Company and its Subsidiaries have or will have on or before the Closing Date timely paid all Taxes with respect to all Tax periods or portions thereof ending on or prior to the Closing Date, except for those Taxes for which Seller is responsible for payment pursuant to Section 7.4(b) or Section 7.4(c);

    (d) The Company Closing Balance Sheet to be prepared pursuant to Section 2.5(a): (i) shall not include (A) any Taxes payable or Tax refund with respect to any Tax Return required to be filed pursuant to Section 7.4(b) or Section 7.4(c), or (B) any deferred income Tax receivable or payable, but (ii) shall include all Taxes payable by (and Tax refunds due to) the Company and each of its Subsidiaries which Taxes and Tax refunds are not referred to in clause (i) hereof;

    (e) All Federal Tax Returns filed with respect to taxable years of the Seller, the Company and any of their Subsidiaries and state income Tax Returns of the Company and its Subsidiaries through the taxable year ended November 30, 1995, have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired;

    (f) Neither the Company nor any of its Subsidiaries is delinquent in the payment of any material Tax, and neither the Seller nor any of its Subsidiaries (other than the Company and its Subsidiaries) is delinquent in the payment of any Federal Tax. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has requested any extension of time within which to file or send any material Tax Return, which Tax Return has not since been filed or sent;

    (g) There are no requests for rulings in respect of any Tax pending between the Company or any of their Subsidiaries and any Taxing Authority and there are no requests for rulings with respect to Federal Tax pending with respect to the Seller;

    (h) There are no liens for Taxes upon the assets of the Company or any of its Subsidiaries except liens for current Taxes not yet due;

    (i) The Seller is not subject to withholding under Section 1445 of the Code with respect to any transaction contemplated by this Agreement;

    (j) Neither the Company nor any of its Subsidiaries is currently under any contractual obligation to indemnify any other Person with respect to Taxes or is a party to any agreement providing for payments with respect to taxable income or Taxes;

    (k) As of the date of this Agreement, no issues have been raised in writing (and are currently pending) by any Taxing Authority in connection with any of the Tax Returns referred to in Section 7.2(a), and all deficiencies asserted or assessments made as a result of any examination by a Taxing Authority of such Tax Returns have been paid in full;

    (l) The Company and each of its Subsidiaries are members of the affiliated group of corporations that files a consolidated federal income Tax Return pursuant to Section 1501 of the Code of which the Seller is the common parent;

    (m) No consent under Section 341(f) of the Code has been filed with respect to Seller, the Company or any of their Subsidiaries;

    (n) Neither the Company nor any of its Subsidiaries has any material income or gain reportable for a period ending after the Closing Date but attributable to a transaction (e.g., an installment sale) occurring in, or a change in accounting method made for, a taxable period ending on or prior to the Closing Date which resulted in a deferred reporting of income or gain from such transaction or from such change in accounting method.

    (o) None of the Seller, the Company or any of their Subsidiaries has or will have on the Closing Date entered into any compensatory agreements with respect to the performance of services which payment thereunder would result in a non-deductible expense to such company pursuant to Section 280G of the Code, and none of the Seller, the Company or any of their Subsidiaries has made or will make on or before the Closing Date any such payment in connection with the transactions contemplated by this Agreement.

    (p) Neither the Seller nor any of its Subsidiaries (other than the Company and its Subsidiaries) has a material unpaid balance of Federal Taxes (as described under clause (i) of the definition of Tax pursuant to Section 7.1).

    Section 7.3  Elections.

    (a) Subject to the provisions of Section 7.3(b), and subject to the last sentence of this Section 7.3(a), if requested by the Purchaser, each of the Seller and the Purchaser shall make timely and irrevocable elections under Section 338(h)(10) of the Code and, if permissible, similar elections under any applicable state or local income Tax laws with respect to the Company and each of its

Subsidiaries. If so requested by the Purchaser, (i) the Seller will not, and will not permit the Company or any of its Subsidiaries to take, cause or permit to be taken any action that would disqualify this transaction as a deemed asset sale under Section 338(h)(10) of the Code, (ii) Purchaser shall not make a ratable allocation election under Section 1.1502-76(b)(2)(iii) of the Treasury Regulations (or similar provision of state law) without the Seller's consent, which consent shall not be unreasonably withheld, and (iii) each of the Seller and the Purchaser shall report the transaction consistent with such elections under Section 338(h)(10) or any similar state or local Tax provision (the "Elections") and shall take no position contrary thereto unless and to the extent required to do so pursuant to a Final Determination. Seller and the Purchaser agree that as a result of the Elections, any income or gain attributable to the deemed asset sales resulting from the Elections shall be included in the final Tax Returns of the Company for the Pre-Closing Tax Period to be filed with any Taxing Authority of a jurisdiction for which the Elections are applicable. Purchaser agrees to reimburse the Seller for 50 percent of the amount by which the federal income Tax payable by the Seller resulting solely from the filing of the Election exceeds the amount of federal income Tax that would have been payable by the Seller if such Election had not been made (such excess, the "Additional Tax"). Notwithstanding the foregoing, in the event the Additional Tax would be more than $4 million in the aggregate, the Seller shall not be required to make the Section 338(h)(10) election referred to in the first sentence above.

    (b) In states permitting an election separate from the federal Section 338(h)(10) Election, including, without limitation, the State of California, Seller shall have the right, in its sole discretion, to elect not to have any federal Section 338(h)(10) election apply for the purposes of computing the state income or franchise tax liability of Seller, Company or its Subsidiaries (a "State Negative Election"). If Seller elects to file a State Negative Election with respect to Company or any of its Subsidiaries, Purchaser will not take, cause or permit to be taken, and will not permit the Company or any of its Subsidiaries, on or after the Closing Date to take, cause or permit to be taken, any action which would disqualify the State Negative Election. If Seller does not file a State Negative Election, then any state Taxes arising out of the Elections shall be subject to the reimbursement provisions of the last sentence of Section 7.3(a).

    (c) As soon as the parties have reached final agreement with respect to the Company Closing Balance Sheet pursuant to Section 2.5, but in no event later than 150 days following the Closing Date, each of the Seller and Purchaser shall have negotiated in good faith to reach agreement as to the allocation of the aggregate consideration payable hereunder among the assets of the Company and its Subsidiaries in accordance with the requirements of Section 1060 of the Code. No value shall be assigned to the Earnout Payment until paid. If Purchaser notifies the Seller of Purchaser's desire to make the Elections pursuant to Section 7.3(a), then: (i) each of the Seller and Purchaser shall promptly execute any and all forms necessary to effectuate the Elections (including, without limitation, Internal Revenue Service Form 8023 (or any successor form) and any similar forms under applicable state and local income Tax laws (the "Section 338 Forms")), and (ii) each of the Seller and Purchaser shall cause the Section 338 Forms to be duly executed by an authorized Person and shall duly and timely file the Section 338 Forms in accordance with applicable Tax laws and the terms of this Agreement.

    (d) Each of the Seller and the Purchaser agrees that in making the Elections, it shall report the modified aggregate deemed sales price (as defined under applicable Treasury Regulations, the "MADSP") of the assets of the Company as calculated by not taking into account as an assumed liability any liability for Taxes to the extent that the Seller is required under this Article 7 to pay, reimburse or indemnify the Purchaser therefor. Each of the Seller and the Purchaser agrees to allocate such MADSP, consistent with the applicable Treasury Regulations, in the manner agreed upon by the Seller and Purchaser pursuant to Section 7.3(c). Each of the Seller and the Purchaser will reflect such allocation in all applicable Tax Returns filed by any of them, including but not limited to the Section 338 Forms. Neither the Seller nor the Purchaser (nor any of their Affiliates) shall take a position before any Taxing Authority or otherwise (including in any Tax Return) inconsistent with such allocation unless and to the extent required to do so pursuant to a Final Determination.

    Section 7.4  Tax Returns.

    (a) Seller shall timely prepare all Tax Returns of the Company and its Subsidiaries for all Pre-Closing Tax Periods. Such Tax Returns shall be prepared in a manner consistent with past practice and, on such Tax Returns, no positions shall be taken, elections made, or methods adopted that are inconsistent with positions taken, elections made, or methods used in preparing similar Tax Returns in prior periods without the consent of the Purchaser which consent shall not be unreasonably withheld.

    (b) Seller shall file or cause to be filed when due all Tax Returns of the Company and its Subsidiaries for all Pre-Closing Tax Periods that are filed on a consolidated, combined, or unitary basis by the Seller (including all federal income Tax Returns, and including all Tax Returns of the Company and its Subsidiaries for the period ending on the Closing Date), and the Seller shall be responsible for the contents of such Tax Returns and for the payment of all Taxes shown to be due thereon; provided, however, that the Seller shall furnish the Purchaser and the Company with copies of such Tax Returns of the Company and its Subsidiaries, on a separate company basis, within 30 days following the filing date (15 days for any such state income or franchise Tax Returns filed with the states of California, Florida or Colorado). Seller shall prepare and send to the Company as promptly as practicable but at least five business days prior to the due date (including any permitted extensions) all other Tax Returns that are required to be filed by the Company and its Subsidiaries for all Pre-Closing Tax Periods, and the Seller or, after the Closing Date, the Purchaser shall file or cause to be filed when due such other Tax Returns. At least five (5) business days prior to the date on which the Taxes due with respect to such other Tax Returns are required to be paid, the Seller shall provide the Purchaser, without offset, with the funds, or (at the Seller's discretion, but only if electronic payment is not required) with checks payable to the appropriate governmental authorities, for the payment of all Taxes unpaid as of the Closing Date shown to be due on such other Tax Returns, and the Purchaser shall be responsible for the payment of all Taxes unpaid as of the Closing Date shown to be due on such other Tax Returns, provided that the Purchaser's obligation to pay such Taxes shall not limit the Purchaser's indemnification rights against the Seller pursuant to Section 7.7. If any such Tax Return shows an overpayment of Taxes due, Purchaser shall pay to Seller, without offset, the full refund of the amount no later than five business days after the earlier of the Purchaser's receipt of a refund on account of such overpayment and the application of such overpayment to offset a Tax liability of the Purchaser or an Affiliate of the Purchaser otherwise due.

    (c) Purchaser shall prepare and file all Tax Returns of the Company and each entity that is a Subsidiary of the Company immediately following the Closing for all Post-Closing Tax Periods. As promptly as practicable but at least five business days before the due date, the Purchaser shall furnish the Seller with copies of all Tax Returns of the Company and each entity that is a Subsidiary of the Company immediately following the Closing for any Post-Closing Tax Period that includes the Closing Date. At least five business days prior to the date on which the Taxes shown on such Tax Returns are required to be paid, the Seller shall provide the Purchaser, without offset, with the funds for the payment of all Taxes shown to be due on such Tax Returns that are attributable to the portion of such Tax periods ending on the Closing Date and the Purchaser shall be responsible for the payment of all Taxes shown to be due on such Tax Returns, provided that the Purchaser's obligation to pay such Taxes shall not limit the Purchaser's indemnification rights against the Seller pursuant to Section 7.7. If any such Tax Return shows an overpayment of Taxes due, Purchaser shall pay to the Seller, without offset, the amount of such refund that is attributable to the portion of such Tax period ending on the Closing Date no later than five business days after the earlier of the Purchaser's receipt of a refund on account of such overpayment and the application of such overpayment to offset a Tax liability of the Purchaser or an Affiliate of the Purchaser otherwise due.

    (d) In the event that the Seller liquidates or dissolves prior to filing the Tax Returns on which the receipt of the Earnout Payment is required to be reported, Seller shall designate the Holders' Representative (as appointed pursuant to Section 2.3) to file such Tax Returns (including any amendment or modification to the Section 338 Forms to reflect the Earnout Payment) for the Seller and to pay all Taxes due with respect thereto.

    Section 7.5  Other Tax Matters.

    (a) All transfer, documentary, sales, use, stamp, and registration Taxes and fees (including any penalties and interest) incurred in connection with this Agreement, shall be paid one-half by the Seller and one-half by the Purchaser when due, and each party will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

    (b) Certification to the effect that the Seller is not a "foreign person" as defined in Section 1445 of the Code shall be signed by the Seller and delivered to the Purchaser at or prior to the Closing.

    (c) Any and all existing Tax sharing agreements or arrangements between the Seller and the Company or any of its Subsidiaries shall be terminated as of the Closing Date.

    (d) The Seller shall engage (at its sole cost) a nationally or regionally recognized accounting firm to prepare the Federal Tax Returns of the Seller for the fiscal year ended November 30, 1999 and for its taxable year which includes the Closing Date. The Seller shall properly execute and file such Tax Returns when due and pay all Taxes due with respect thereto. Within 15 days following the filing by the Seller of its Federal Tax Returns for the taxable year ended November 30, 1999 and for the taxable year which includes the Closing Date, the Seller shall provide Purchaser with correct and complete copies of such Tax Returns in the form filed. In addition, Seller shall provide Purchaser on the Closing Date with correct and complete copies of any state Tax Returns of the Company or any of its Subsidiaries for the taxable year ending November 30, 1999 filed prior to the Closing Date.

    (e) The Seller agrees to provide Purchaser with copies of any amended Federal Tax Returns filed by Seller after the Closing Date for any taxable year ending before or including the Closing Date in the form filed within thirty (30) days after the filing thereof. Except as set forth on Schedule 7.5(e), the Seller agrees to provide the Purchaser with advance notice of any such filing if the Seller knows that such Federal Tax Returns will materially, adversely affect any state Tax Return of the Company or any of its Subsidiaries.

    Section 7.6  Cooperation on Tax Matters.

    (a) Purchaser and the Seller shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with any audit, litigation or other proceeding with respect to Taxes and with the preparation of any Tax Returns and requests for refunds. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Company and the Seller agree (i) to retain all books and records with respect to Tax matters pertinent to the Company and its Subsidiaries relating to any Pre-Closing Tax Period, and to abide by all record retention agreements entered into with any Taxing Authority, and (ii) to give the other party reasonable written notice prior to transferring, destroying or discarding any such books and records and, if the other party so requests, the Company or the Seller, as the case may be, shall not destroy or discard such books and records and shall allow the other party to take possession of such books and records.

    (b) Purchaser and the Seller further agree, upon request, to use their best efforts to obtain any certificate or other document from any governmental authority or customer of the Company or any of its Subsidiaries or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

    Section 7.7  Tax Indemnification.

    (a) The covenants, agreements, representations and warranties of the parties hereto contained in this Article 7 or in any certificate or other writing delivered pursuant to this Article 7 or in connection herewith shall survive for such period as set forth in Section 10 herein, and any indemnification claims made under this Section 7.7 shall be made pursuant to Article 10 below.

    (b) Seller hereby agrees to indemnify the Purchaser Indemnified Parties (as defined in Section 10.2(a)) against and to hold them harmless from (i) any (x) Tax of the Company or any of its Subsidiaries and (y) liabilities, costs, expenses (including, without limitation reasonable expenses of investigation and attorneys' fees and expenses), losses, damages, assessments, settlements or judgments arising out of or incident to the imposition, assessment or assertion of any Tax of the Company or any of its Subsidiaries and any liability of the Company or any of its Subsidiaries as transferee, in each case related to the Tax Indemnification Period and in each case incurred or suffered by any Purchaser Indemnified Party or, effective upon the Closing, the Company or any of its Subsidiaries; and (ii) any and all Damages (as defined in Section 10.2(a)) incurred or suffered by the Purchaser Indemnified Parties arising out of any misrepresentation or breach of warranty, covenant or agreement made or to be performed by the Seller pursuant to this Article 7. The indemnification set forth in the preceding sentence shall not apply to or in respect of Taxes of the Company or any of its Subsidiaries to the extent that such Taxes were funded by a payment by the Seller to the Purchaser pursuant to Sections 7.4(b) or 7.4(c) or are the obligation of Purchaser pursuant to the penultimate sentence of Section 7.3(a). Purchaser hereby agrees to indemnify the Seller Indemnified Parties (as defined in Section 10.2(a)) against and to hold them harmless from any and all Damages incurred or suffered by the Seller Indemnified Parties arising out of any misrepresentation or breach of warranty, covenant or agreement made or to be performed by the Purchaser pursuant to this Article 7.

    (c) For purposes of Section 7.4(c) and this Section 7.7, in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes (but does not end on) the Closing Date, the portion of such Tax related to the portion of such taxable period ending on the Closing Date shall (x) in the case of any Taxes other than Taxes based upon or related to income or gross receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and (y) in the case of any Tax based upon or related to income or gross receipts, be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date. Any credits relating to a taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of the Company and its Subsidiaries.

    (d) Purchaser agrees to give prompt notice to the Seller of the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought hereunder, which the Purchaser deems to be within the ambit of this Section 7.7 (specifying with particularity the basis therefor) and will give the Seller such information with respect thereto as the Seller may request. Seller may, at its own expense, (i) participate in and, (ii) upon notice to the Purchaser, assume the defense of any such suit, action or proceeding; provided that, (y) the Seller shall thereafter consult with the Purchaser upon the Purchaser's reasonable request for such consultation from time to time with respect to such suit, action or proceeding, and (z) the Seller shall not, without the Purchaser's consent, which consent shall not be unreasonably withheld, agree to any settlement with respect to any Tax if such settlement could materially adversely affect the past, present or future Tax liability of the Purchaser, any of its Affiliates or, upon the Closing, the Company or any of its Subsidiaries. If the Seller assumes such defense, the Purchaser shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Seller. Whether or not the Seller chooses to defend or prosecute any claim, all of the parties hereto shall cooperate in the defense or prosecution thereof.

    (e) Seller agrees to give prompt notice to the Purchaser of the assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought hereunder which the Seller deems to be within the ambit of this Section 7.7 (specifying with particularity the basis therefor) and will give the Purchaser such information with respect thereto as the Purchaser may request. Purchaser may, at its own expense, (i) participate in and, (ii) upon notice to the Seller, assume the defense of any such suit, action or proceeding; provided that (y) the Purchaser shall thereafter consult with the Seller upon the Seller's reasonable request for such consultation from time to time with respect to such suit, action or proceeding, and (z) the Purchaser shall not, without the Seller's consent, which consent shall not be unreasonably withheld, agree to any settlement with respect to any Tax if such settlement could materially adversely affect the past, present or future Tax liability of the Seller or any of its Affiliates. If the Purchaser assumes such defense, the Seller shall have the right (but not the duty) to participate in the defense thereof and to employ counsel, at its own expense, separate from the counsel employed by the Purchaser. Whether or not the Purchaser chooses to defend or prosecute any claim, all of the parties hereto shall cooperate in the defense or prosecution thereof.

    (f) Seller shall not be liable under this Section 7.7 with respect to any Tax resulting from a claim or demand the defense of which the Seller was not offered the opportunity to assume, as provided under Section 7.7(d) hereof, to the extent the Seller's liability under Section 7.7(b) is adversely affected as a result thereof. No investigation by the Purchaser or any of its Affiliates at or prior to the Closing Date shall relieve the Seller of any liability hereunder.

    (g) Purchaser shall not be liable under this Section 7.7 with respect to any Tax resulting from a claim or demand the defense of which the Purchaser was not offered the opportunity to assume, as provided under Section 7.7(e) hereof, to the extent the Purchaser's liability under Section 7.7(b) is adversely affected as a result thereof. No investigation by the Seller or any of its Affiliates at or prior to the Closing Date shall relieve the Purchaser of any liability hereunder.

    (h) Any amounts owned by any party to any other party under this Section 7.7 shall be paid within 10 business days of notice from such other party. Any amounts which are not paid within such 10-day period shall accrue interest at the monthly "Federal short-term rate" under Section 1274(d)(1)(C) of the Code applicable to any period for which such interest is payable.

    Section 7.8 1997 Agreement.

    (a) The Seller agrees to cooperate fully with Purchaser in securing to Purchaser, the Company and its Subsidiaries all rights and benefits provided by Article VI of the Agreement and Plan of Reorganization by and between VSP Holdings, Inc., VSP Holdings II, Inc., VSP Acquisitions, Inc., Vivra Specialty Partners, Inc. and Vivra Incorporated, dated as of May 5, 1997 (the "1997 Agreement"). Such cooperation shall include the Seller's execution of any documents necessary to confer such rights and benefits on Purchaser, the Company and its Subsidiaries.

    (b) Upon receipt by Purchaser, the Company or any of its Subsidiaries of any notice or other communication that there are any pending or threatened Tax audits or assessments against the Company or any of its Subsidiaries which could give rise to a claim under Article VI of the 1997 Agreement, Purchaser shall promptly give written notice thereof to the Seller and to Vivra Incorporated or its successor-in-interest.

    (c) Purchaser agrees to cooperate with Vivra Incorporated or its successor-in-interest in the manner provided by Section 6.06 of the 1997 Agreement.

    (d) Purchaser agrees to remit to Vivra Incorporated or its successor-in-interest any refund described in Section 6.07 of the 1997 Agreement and received by the Company or any of its Subsidiaries, to the extent that the parties to the 1997 Agreement are required to do so under the 1997 Agreement. Such refund shall be paid as soon as reasonably practicable.

ARTICLE 8
EMPLOYEE BENEFITS

    Section 8.1  Employees of Retained Business Units.  On or prior to the Closing Date, Seller shall take all necessary actions to terminate or transfer the employment of each employee of the Company and its Subsidiaries other than employees of the Retained Business Units. Seller shall take all necessary actions to ensure that, as of the Closing Date and except as otherwise expressly provided in this Article 8, the Employee Plans and Compensation Arrangements listed in Schedule 3.21 shall not retain any assets or liabilities with respect to persons who are not employees or former employees of the Retained Business Units. Seller shall be responsible for, and indemnify Purchaser and the Company from and against, any and all severance costs related to the personnel set forth on Schedule 1.1(a) in excess of the amounts therefor accrued on the Company Closing Balance Sheet. Seller shall be responsible for and indemnify Magellan, the Purchaser, the Company and its Subsidiaries from and against any and all costs or liabilities with respect to any payments due to employees or former employees of the Company or any of its Subsidiaries which are to be paid by Seller as described in the Benefits Memo and as set forth in the schedule attached thereto. Except as set forth in the Benefits Memo or as otherwise disclosed in accordance with Section 3.21 of this Agreement, Seller shall be responsible for and indemnify Magellan, the Purchaser, the Company and its Subsidiaries from and against any and all costs or liabilities with respect to any bonus, retirement, severance, job security or similar benefit due to employees or former employees of the Company or any of its Subsidiaries.

    Section 8.2  401(k) Plan.  Prior to the Closing Date, Seller shall make any necessary amendments to the Vivra Specialty Partners Profit Sharing and Savings Plan (the "401(k) Plan") Plan and take any necessary corporate actions to ensure that any employees not employed by the Company or any of its Subsidiaries as of the Closing Date are no longer eligible to participate in the 401(k) Plan as of the Closing Date. Within 90 days after the Closing Date, Seller shall establish or cause to be established a tax-qualified retirement plan which shall accept a transfer from the 401(k) Plan or any successor thereto of an amount, in cash, equal to the aggregate account balances held in the 401(k) Plan as of the date of the transfer with respect to each employee or former employee of the Seller and the Transferred Business Units. Magellan shall transfer or cause to be transferred such amounts within a reasonable period of time following the establishment of such plan by the Seller. Prior to the date of such transfer, and as a precondition thereto, Seller shall deliver to Purchaser such proof as may be reasonably satisfactory to Purchaser's counsel that the Seller's plan is qualified under the Code. Seller shall hold Purchaser harmless from and fully indemnify Purchaser against any costs, expenses, losses, damages and liabilities incurred or suffered directly or indirectly, including, but not limited to, reasonable attorneys' fees and expenses, which relate to the transfer of 401(k) Plan assets described herein, as well as to the payment of any benefits to those employees not employed by the Company or any of its Subsidiaries as under any tax-qualified defined contribution retirement plan sponsored by Seller or one of its Subsidiaries, and arise as a result of any action or omission by Seller.

    Section 8.3  Welfare Plan Coverage.  Subject to the terms of this Section 8.3, as of the Closing Date, the Purchaser shall permit the Seller to, and the Seller shall, adopt for the benefit of employees of the Transferred Business Units (and their dependents) the Vivra, Inc. Group Health Plan, the Vivra, Inc. Long Term Disability Plan and the Vivra, Inc. Life Insurance Plan (the "Vivra Welfare Plans") for the period from and after the Closing Date until March 31, 2000. Such participation shall be terminated prior to March 31, 2000, upon mutual agreement of the parties or upon the failure by Seller to pay any amounts due in accordance with this Section 8.3. As a precondition to the adoption of and participation in such plans, prior to the Closing Date, Seller shall provide Purchaser with evidence satisfactory to Purchaser that such plans are fully insured and that the contracts with applicable insurance carriers have been amended or modified to permit the coverage of such Transferred Business Units' employees (and their dependants). Seller shall pay to the Purchaser upon demand all expenses relating to or arising as the result of such coverage under the Vivra Welfare Plans, including without limitation, any premiums due under the Vivra Welfare Plans. Seller shall retain, pay, perform and indemnify and hold Purchaser harmless from and against all liabilities, costs, expenses, losses, damages and liabilities incurred or suffered directly or indirectly, including, but not limited to, reasonable attorneys' fees and expenses that: (i) arise with respect to coverage under the Vivra Welfare Plans with respect to any employee of the Transferred Business Units (or their dependents), including, but not limited to any liabilities arising in the event that the Vivra Welfare Plans are not fully insured or any related insurance contracts fail to permit coverage of such employees or their dependants; (ii) arise from or on behalf of any employee or former employee (and their dependents) of the Company or any of its Subsidiaries under any employee benefit plans that are employee welfare benefit plans (within the meaning of ERISA) for all claims incurred on or before the Closing Date, whether or not such claims are submitted for payment or reimbursement on or before the Closing Date; and (iii) relate to the provision of benefits under any employee welfare benefit plan or arrangement (within the meaning of ERISA) listed on Schedule 3.21 to those employees or former employees (and their dependents) of the Company or any of its Subsidiaries, and arise as a result of any action or omission by Seller.

    Section 8.4  COBRA Coverage.  With respect to all employee welfare benefit plans (within the meaning of ERISA) listed on Schedule 3.21, Seller shall retain full responsibility and liability for compliance with the continuation health care coverage requirements of Code Section 4980B and ERISA Sections 601 through 608 (the "Continuation Coverage Requirements") for all Qualifying Events within the meaning of Section 4980B(f)(3) of the Code and Section 603 of ERISA with respect to any employee or former employee (and any qualifying beneficiary of such employee or former employee) of the Seller or the Transferred Business Units whether or not such Qualifying Event occurs prior to, on or after the Closing Date. On and after the Closing Date, Seller shall continue to comply with the Continuation Coverage Requirements with respect to all Qualifying Events affecting any current or former employees of the Seller and the Transferred Business Units and any qualifying beneficiary of such employee or former employee. Seller shall hold Purchaser and any entity required to be combined with Purchaser (within the meaning of Sections 414(b), (c), (m) or (i) of the Code) harmless from and fully indemnify them against any costs, expenses, losses, damages and liabilities incurred or suffered by them directly or indirectly, including, but not limited to, reasonable attorneys' fees and expenses, which relate to continuation coverage and arise as a result of any action or omission by Seller or, with respect to any current or former employees of the Seller and the Transferred Business Units and any qualifying beneficiary of such employee or former employee, because Purchaser is deemed to be a successor employer to Seller.

ARTICLE 9
CONDITIONS FOR CLOSING

    Section 9.1  Conditions to Obligations of Each Party.  The obligations of the Purchaser and the Seller to consummate the Closing are subject to the satisfaction of the following conditions:

    (a) Any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated.

    (b) No provision of any applicable law or regulation and no judgment, injunction, order or decree shall prohibit the consummation of the Closing, and no proceeding challenging this Agreement or seeking to prohibit, prevent or materially alter or delay, or materially impair the value of, the transactions contemplated hereby shall have been instituted by any governmental body, agency or authority having proper jurisdiction and shall be pending.

    (c) All actions by, authorizations, consents or approvals of, or filings with any governmental body, agency, official or authority required in order to permit the consummation of the Closing shall have occurred, been filed or been obtained.

    (d) The parties shall have entered into a Transitional Services Agreement containing terms and conditions mutually agreeable to the parties hereto, including those set forth on Exhibit C..

    Section 9.2  Conditions to Obligation of the Purchaser.  The obligation of the Purchaser to consummate the Closing is subject to the satisfaction of the following further conditions.

    (a) (i) Seller shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to Closing Date, (ii) the representations and warranties of the Seller contained in this Agreement shall be true and correct as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such time, other than representations and warranties that speak as of a specific date or time (which need only be true and correct as of such date or time) and other than the representations and warranties set forth in Section 3.5 with respect to capitalization which shall be updated pursuant to Section 5.8; and (iii) the Purchaser shall have received a certificate duly executed by an authorized officer of the Seller to the foregoing effect.

    (b) Purchaser shall have received the stock books, stock ledgers, minute books and corporate seal of the Company and its Subsidiaries.

    (c) Purchaser shall have received such documentation as may be reasonably satisfactory to Purchaser evidencing the cancellation of any and all options or other rights to acquire from the Company or any Subsidiary any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or any Subsidiary.

    (d) Purchaser shall have received with respect to the Company and each of its Subsidiaries (i) a copy of its certificate or articles of incorporation, including all amendments, certified by the Secretary of State or other appropriate official of the jurisdiction of its incorporation, (ii) certificates from the Secretary of State or other appropriate official of the jurisdiction of its incorporation to the effect that such person is in good standing or subsisting in such jurisdiction, listing all charter documents of such person on file, (iii) a certificate, dated the Closing Date and executed by the Secretary or an Assistant Secretary of the Company, in form and substance customary for transactions of this type, and (iv) Tax clearance certificates or similar documents issued by the taxing authorities in each of the states in which the Company and its Subsidiaries are subject to Tax certifying that each company has paid all Taxes that are due and payable as of a date as close as practicable to the Closing Date.

    (e) Purchaser shall have received (i) a copy of the certificate of articles of incorporation, including all amendments, of the Seller certified by the Secretary of State or other appropriate official of the State of Delaware and (ii) certificates from the Secretary of State or other appropriate official of the State of Delaware to the effect that the Seller is in good standing or subsisting in such jurisdiction, listing all charter documents of the Seller on file.

    (f) The Non-Compete Agreement, in the form of Exhibit E-1, shall have been executed with the Seller.

    (g) Purchaser shall have received written acknowledgement and affirmation from the Seller of (i) the existence and effectiveness of that certain (A) Guarantee Agreement dated February 12, 1998, (B) Indemnity, Subrogation and Contribution Agreement dated February 12, 1999, and (C)Security Agreement dated February 12, 1998 (collectively, the "Related Collateral Documents"), each given by each of the Consolidated Allied Entities for the benefit of the creditor(s) under Magellan's bank credit agreement, and (ii) of the obligations of Allied and its Subsidiaries, including the Company, to become signatories to the Related Collateral Documents;

    (h) Purchaser shall have received HSR approval and an original of each of the consents, approvals or waivers set forth on Schedules 3.3 (a), 3.3(b), 4.3(a) and 4.3(b);

    (i) Purchaser shall have received the Opinion of the Seller's Counsel dated as of the Closing Date, substantially in the form attached hereto as Exhibit F;

    (j) Purchaser shall have completed, to the Purchaser's satisfaction, its Tax due diligence review of the Company, its Subsidiaries and the Retained Business Units, the results of which are satisfactory to the Purchaser in all material respects, in the Purchaser's discretion; and

    (k) The Board of Directors of Magellan shall have approved the transactions contemplated in this Agreement.

    Section 9.3  Conditions to Obligation of the Seller.  The obligation of the Seller to consummate the Closing is subject to the satisfaction of the following further conditions:

    (a) (i) Purchaser shall have performed in all material respects all of its obligations hereunder required to be performed by it on or prior to the Closing Date, (ii) the representations and warranties of the Purchaser contained in this Agreement shall be true and correct as of the Closing Date with the same effect as though such representations and warranties had been made on and as of such time, other than representations and warranties that speak as of a specific date or time (which need only be true and correct as of such date or time) and (iii) the Seller shall have received a certificate duly executed by an authorized officer of the Purchaser to the foregoing effect;

    (b) Seller shall have received (i) a copy of the certificate or articles of incorporation, including all amendments, of the Purchaser certified by the Secretary of State or other appropriate official of the jurisdiction of the Purchaser's incorporation and (ii) certificates from the Secretary of State or other appropriate official of the jurisdiction of the Purchaser's incorporation to the effect that the Purchaser is in good standing or subsisting in such jurisdiction, listing all charter documents of the Purchaser on file;

    (c) Seller shall have received a certificate, dated the Closing Date and executed by the Secretary or an Assistant Secretary of the Purchaser, in form and substance customary for transactions of this type;

    (d) Seller shall have received HSR approval and an original of each of the consents, approvals or waivers set forth on Schedules 4.3(a) and 4.3(b); and

    (e) Seller shall have received the Opinion of the Purchaser's Counsel dated as of the Closing Date, substantially in the form attached hereto as Exhibit G.

    (f) The Board of Directors of the Company shall have approved the transactions contemplated in this Agreement.

ARTICLE 10
SURVIVAL; INDEMNIFICATION

    Section 10.1  Survival.  All representations, warranties and covenants contained in this Agreement shall be deemed continuing representations, warranties and covenants and shall survive the Closing Date as follows: (a) the representations and warranties shall continue in full force and effect until the Earnout Payment Date, and (b) except with respect to any covenants that terminate or expire upon a date specified herein, all covenants shall continue in full force and effect indefinitely. Any right of indemnification pursuant to this Section 10 with respect to a claimed breach of any representation, warranty or covenant shall expire as of the applicable Termination Date, unless on or prior to the applicable Termination Date a claim for indemnification has been made against the party from whom indemnification is sought. If a claim for indemnification is timely made, it may continue to be asserted beyond the applicable Termination Date of the representation, warranty or covenant with respect to which such claim relates.

    Section 10.2  Indemnification.

    (a) Seller's Indemnification Obligations. From and after the Closing, the Seller agrees to indemnify and hold harmless Purchaser and, effective at the Closing, without duplication, the Company and its Subsidiaries, and their respective directors, officers, shareholders, employees and agents (collectively, the "Purchaser Indemnified Parties") against and with respect to:

      (i)  Any and all Damages to the extent arising out of, based on or resulting from any misrepresentation or breach of a representation or warranty by the Seller contained herein or in any certificate, document, agreement or other instrument delivered by the Seller to the Purchaser hereunder or thereunder;

      (ii) Any and all Damages to the extent arising out of, based on or resulting from any nonfulfillment of any covenant by the Seller contained herein or in any certificate, document, agreement or other instrument delivered by the Seller to the Purchaser hereunder or thereunder;

      (iii) Any and all Damages to the extent arising out of, based on or resulting from any liabilities of Seller, the Company or any of its Subsidiaries relating to the operation of the Retained Business Units accruing during, or otherwise relating to, the period prior to the Closing Date (except with respect to pre-Closing Health Claims relating to the Retained Business Units which are subject to indemnification pursuant to the terms of Section 10.2(a)(vii) below and with respect to those litigation matters set forth in Sections A and E on Schedule 3.10 (the "Litigation Matters" which are subject to indemnification pursuant to the terms of Section 10.2(a)(vi) below); provided, however that a claim for indemnification hereunder must be made prior to the Earnout Payment Date and provided further that a matter shall not serve as a basis for indemnification under this Section 10.2(iii) to the extent that such matter was reflected in the Company Closing Balance Sheet;

      (iv) Any and all Damages to the extent arising out of, based on or resulting from any liabilities of Seller, the Company or any of its Subsidiaries relating to the operations of the Transferred Business Units whether accruing during, or otherwise relating to, the period prior to or after the Closing Date (including any and all Health Claims of the Transferred Business Units and any Damages arising out of, based on or resulting from any such Health Claims and those litigation matters set forth in Sections B, C and D on Schedule 3.10); provided, however that a claim for indemnification hereunder must be made prior to the Earnout Payment Date (provided, further, however, that Damages with respect to those litigation matters set forth in Sections B, C and D on Schedule 3.10 are acknowledged herein by the Seller as an indemnifiable claim under this Section 10.2 and which acknowledgement hereby constitutes written notice of such claim to Seller as required under Section 10.3 below);

      (v) Any and all Damages with respect to Taxes to the extent provided for in and pursuant to Section 7.7; provided however that a claim for indemnification hereunder must be made prior to the Earnout Payment Date;

      (vi) Any and all Damages to the extent arising out of, based on or resulting from the Class Action and the Litigation Matters (except with respect to Health Claims covered by the Class Action or the Litigation Matters which are subject to indemnification pursuant to the terms of Section 10.2(a)(vii) below), which Damages are acknowledged herein by the Seller as an indemnifiable claim under this Section 10.2 and which acknowledgement hereby constitutes written notice of such claim to Seller as required under Section 10.3 below;

      (vii) Any and all Damages to the extent arising out of, based on or resulting from any Health Claims relating to the Retained Business Units accruing during, or otherwise relating to, the period prior to the Closing Date, which are processed in the ordinary course in accordance with Purchaser's generally applicable practices and procedures after the Closing Date to the extent such

  Damages exceed IBNR Reserves (relating to such pre-Closing Health Claims) reflected on the Company Closing Balance Sheet; provided, however that a claim for indemnification hereunder must be made prior to the Earnout Payment Date; and provided further that any Damages arising out of, based on or resulting from Health Claims related to the Class Action and the Litigation Matters are acknowledged herein by the Seller as an indemnifiable claim under this Section 10.2 and which acknowledgement hereby constitutes written notice of such claim to Seller as required under Section 10.3 below;

      (viii) Any and all Damages to the extent arising out of, based on or resulting from any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including reasonable legal fees and expenses, incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or in enforcing this indemnity.

    (b) Purchaser's Indemnification Obligations. From and after the Closing, the Purchaser agrees to indemnify and hold harmless Seller and its directors, officers, shareholders, employees and agents (collectively, the "Seller Indemnified Parties") against and with respect to:

      (i)  Any and all Damages to the extent arising out of, based on or resulting from any misrepresentation or breach of a representation or warranty by the Purchaser contained herein or in any certificate, document, agreement or other instrument delivered by the Purchaser to the Seller hereunder or thereunder;

      (ii) Any and all Damages to the extent arising out of, based on or resulting from any nonfulfillment of any covenant by the Purchaser contained herein or in any certificate, document, agreement or other instrument delivered by the Purchaser to the Seller hereunder or thereunder; and

      (iii) Any and all Damages to the extent arising out of, based on or resulting from any and all actions, suits, proceedings, claims, demands, assessments, judgments, costs and expenses, including reasonable legal fees and expenses, incident to any of the foregoing or incurred in investigating or attempting to avoid the same or to oppose the imposition thereof, or in enforcing this indemnity.

    (c) Limitations on Seller's Indemnification Obligations. Notwithstanding the foregoing, except as provided in the last sentence of this Section 10.2(c), the Purchaser Indemnified Parties shall not have any right to be indemnified by the Seller under, nor shall they make any claim pursuant to Sections 10.2(a)(i), 10.2(a)(iii),10.2(a)(v) and 10.2(a)(viii) (with respect to indemnification obligations arising under Sections 10.2(a)(i), 10.2a(iii) and 10.2(a)(v)) above, unless the aggregate amount of all Damages to the Seller Indemnified Parties with respect to such provisions exceeds $500,000, in which case the Seller Indemnified Parties will be entitled to indemnification only to the extent to which such Damages exceed $500,000. Moreover, except as provided in the last sentence of this Section 10.2(c), the Seller's aggregate maximum liability under Sections 10.2(a)(i), 10.2(a)(iii), 10.2(a)(v), 10.2(a)(vi), 10.2 (a)(vii) and 10.2(a)(viii) above shall not exceed the sum of $5,000,000 plus the Earnout Payment (the "Seller's Cap"); provided, however, that the Seller's Cap shall not limit the indemnification obligations of Seller (i) under Section 10.2(a)(vi) with respect to attorneys' fees and other costs incurred by Purchaser relating to the Class Action and the Litigation Matters, which shall be the sole responsibility of Seller, and (ii) under Section 10.2(a)(viii) with respect to indemnification obligations arising under Sections 10.2(a)(ii) and 10.2(a)(iv). Any payments required to be made by the Seller pursuant to Sections 7.4(b) or 7.4(c) shall not be subject to any of the limitations contained in this Section 10.2(c).

    (d) Limitations on Purchaser's Indemnification Obligations. Notwithstanding the foregoing, except as provided in the last sentence of this Section 10.2(d), the Seller Indemnified Parties shall not have any right to be indemnified by the Purchaser under, nor shall they make any claim pursuant to Section 10.2(b)(i) and Section 10.2(b)(iii) (with respect to indemnification obligations arising under Section 10.2(b)(i)) above, unless the aggregate amount of all Damages to the Seller Indemnified Parties exceeds $500,000, in which case the Seller Indemnified Parties will be entitled to indemnification only to the extent to which such Damages exceed $500,000. Moreover, except as provided in the last sentence of this Section 10.2(d), the Purchaser's aggregate maximum liability under Sections 10.2(b)(i) and 10.2(b)(iii) above shall not exceed the sum of $5,000,000 plus the Earnout Payment (the "Buyer's Cap"); provided, however, that the Buyer's Cap shall not limit the indemnification obligations of Buyer under Section 10.2(b)(iii) with respect to obligations of Buyer arising under Section 10.2(b)(ii). Any payments required to be made by Purchaser pursuant to Sections 7.4(b) or 7.4(c) shall not be subject to any of the limitations contained in this Section 10.2(d).

    Section 10.3  Procedures.

    (a) The party seeking indemnification under Section 10.2 (the "Indemnified Party") agrees to give prompt written notice to the party against whom indemnity is sought (the "Indemnifying Party") setting forth in reasonable detail the assertion of any claim, or the commencement of any suit, action or proceeding, in respect of which indemnity may be sought under such Section, provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation under this Agreement unless (and solely to the extent) the Indemnifying Party is prejudiced. The Indemnifying Party shall have 45 days after receipt of such notice (or five days prior to such lesser time period as is permitted by applicable law or administrative rule to contest such claim) to undertake, through counsel of its own choosing and at its own expense, the settlement or defense thereof, and the Indemnified Party shall cooperate with it in connection therewith; provided, however, that the Indemnified Party may participate in such settlement or defense through counsel chosen by such Indemnified Party. In the event that the Indemnifying Party assumes control of the defense of any claim by a third party, the Indemnifying Party shall have the right to agree to any monetary settlement for which the Indemnifying Party is responsible in full, but shall not have the right to agree to any other monetary settlement or any non-monetary settlement or relief, including, without limitation, injunctive relief, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld). The Indemnified Party shall not pay or settle any claim which the Indemnifying Party is contesting in good faith. Notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such claim; provided that the terms of such settlement are not materially prejudicial to the Indemnifying Party, and that in such event the Indemnified Party shall be deemed to have waived any right of indemnity therefor by the Indemnifying Party. If the Indemnifying Party does not notify the Indemnified Party within 45 days after the receipt of the Indemnified Party's notice of a claim of indemnity hereunder (or five days prior to such lesser time period as is permitted by applicable law or administrative rule to contest such claim) that it elects to undertake the defense thereof, the Indemnified Party shall have the right to contest, settle or compromise the claim but shall not thereby waive any right to indemnity therefor by the Indemnifying Party. Seller, Magellan and Purchaser acknowledge and agree that Seller has elected to undertake, at its expense, the defense of the litigation matters set forth on Schedule 3.10 and that Seller shall be entitled to any monetary award in favor of the Company or any of its Subsidiaries that are parties to any such litigation.

    (b) Purchaser's Right of Set-Off and Aggregation. In the event the Purchaser has a claim against the Seller for indemnification pursuant to Articles 7 or 10 hereof, the Purchaser may (but is not required to) set off the amount of such Damages against any amounts payable directly or indirectly by or on behalf of the Purchaser to the Seller or Holders from time to time pursuant to this Agreement, or the agreements and documents referenced herein, including, but not limited to, those amounts payable to the Seller under Section 2.2(b) hereof. Moreover, in the event that the Purchaser has a claim against the Seller for indemnification pursuant to Article 10 hereof, the Purchaser will be permitted to reduce the Earnout Payment by the amount of such claim and may retain such amount until such time as the claim is resolved and the amount of the indemnity is determined. In the event the Seller has a claim against the Purchaser for indemnification pursuant to Article 10 hereof, the Purchaser will be permitted by the Seller to (i) aggregate such payment with the Earnout Payment and treat such payment as an addition to the Earnout Payment; and (ii) make such aggregate payment on the Earnout Payment Date.

    Section 10.4  Security for Performance of Seller's Indemnification Obligations.  To secure the Seller's indemnification obligations set forth in Article 10 hereof, the payment by Magellan of amounts due under the Promissory Note on the Maturity Date shall be paid as follows: the sum of Five Million and No/100ths Dollars ($5,000,000.00) (the "Escrowed Funds") shall be paid to an escrow agent mutually acceptable to Seller and Magellan (in such capacity as "Indemnity Escrow Agent"), pursuant to an escrow agreement substantially in the form attached hereto as Exhibit H (the "Escrow Agreement") and the remainder of any amounts due and payable under the Promissory Note shall be paid to Seller. The Indemnity Escrow Agent, or its successor, consistent with the terms of the Escrow Agreement, shall hold and not release the Escrowed Funds, or any portion thereof, until the later of (i) the date that is 52 weeks after the Closing Date, (ii) 30 days after the filing of Seller's consolidated Tax Return for the period ended November 30, 2000, (iii) 30 days after the filing of all applicable state Tax Returns for the Company for all periods or portions thereof prior to the Closing Date, or (iv) such time as otherwise provided by the terms of the Escrow Agreement.

    Section 10.5  Investigation.  Any investigation made at any time by or on behalf of any party hereto shall not diminish in any respect whatsoever such party's right to rely on the representations and warranties made by any other party pursuant to this Agreement.

ARTICLE 11
TERMINATION

    Section 11.1  Grounds for Termination.  This Agreement may be terminated at any time prior to the Closing:

    (a) by mutual written agreement of the Seller and the Purchaser; or

    (b) at any time after February 29, 2000, by the Seller or the Purchaser upon written notification of the non-terminating party by the terminating party if the Closing shall not have occurred on or before such date and such failure to consummate is not caused by a breach of this Agreement by the terminating party.

    Section 11.2  Effect of Termination.  If this Agreement is validly terminated pursuant to Section 11.1, such termination shall be without liability or obligation of either party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party to this Agreement; provided that if such termination shall result from the willful failure of either party to fulfill a condition to the performance of the obligations of the other party or to perform a covenant of this Agreement or from a willful breach by either party to this Agreement, such party shall be fully liable for any and all Damages incurred or suffered by the other party as a result of such failure or breach. The provisions of Sections 6.1 and 6.7 and of Article 12 shall survive any termination hereof pursuant to Section 11.1.

ARTICLE 12
MISCELLANEOUS

    Section 12.1  Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given upon receipt if delivered personally, telecopied (which telecopy is confirmed) or mailed by registered or certified mail (return receipt requested) or the next day if by overnight delivery service to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

    if to the Purchaser, to:

    Magellan Health Services, Inc.
    6950 Columbia Gateway Drive
    Fourth Floor
    Columbia, Maryland 21046
    Attention: General Counsel
    Facsimile: (410) 953-5207

    with a copy to:

    Dow, Lohnes & Albertson, PLLC
    One Ravinia Drive
    Suite 1600
    Atlanta, Georgia 30346
    Attention: John McNamara, Esq.
    Facsimile: (770) 901-8874

    if to the Seller, to:

    Vivra Holdings, Inc.
    533 Airport Blvd.
    Suite 400
    Burlingame, California 94404
    Attention:
    Facsimile:

    with a copy to:

    Morrison & Foerster
    425 Market Street
    San Francisco, California 94105
    Attention: John Campbell, Esq.
    Facsimile: (415) 268-7522

    Section 12.2  Amendments; No Waivers.

    (a) Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Purchaser and the Seller, or in the case of a waiver, by the party against whom the waiver is to be effective.

    (b) No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

    Section 12.3  Expenses.  Except as otherwise expressly set forth in this Agreement, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

    Section 12.4  Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns; provided that neither party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the prior written consent of the other party hereto (except with respect to the Earnout Rights which may be assigned without the consent of the Purchaser in accordance with Section 2.3). Any purported assignment not permitted by this Section 12.4 shall be void.

    Section 12.5  Governing Law.  This Agreement shall be construed in accordance with and governed by the law of the State of Delaware, without regard to any applicable principles of conflicts of law.

    Section 12.6  Submission to Jurisdiction.  Each of the parties hereto hereby submits to the exclusive jurisdiction of the United States District court for the District of Delaware and of any Delaware State court for purposes of all legal proceedings arising out of or relating to this Agreement or the transactions contemplated hereby. Each of the parties hereto irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of the venue of any proceeding brought in such a court and any claim that any such proceeding brought in such a court has been brought in an inconvenient forum.

    Section 12.7  Waiver of Jury Trial.  Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

    Section 12.8  Specific Performance.  The parties acknowledge that money damages alone would not be a sufficient remedy for any breach of Section 6.1 of this Agreement, and that the non-breaching party shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach. Such remedies shall be in addition to all other legal or equitable remedies available to such party.

    Section 12.9  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other party hereto.

    Section 12.10  Entire Agreement.  This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements, understandings and negotiations, both written and oral, between the parties with respect to the subject matter of this Agreement. No representation, inducement, promise, understanding, condition or warranty not set forth herein has been made or relied upon by either party hereto.

    Section 12.11  Severability.  This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision of this Agreement shall not affect the validity or enforceability of this Agreement or of any other term hereof, which shall remain in full force and effect.

    Section 12.12  Captions; Construction.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. The parties agree that, because all the parties participated in negotiating and drafting this Agreement, no rule of construction shall apply to this Agreement which construes ambiguous language in favor of or against any party by reason of that party's role in drafting this Agreement.

    Section 12.13  Third Party Beneficiaries.  None of the provisions of this Agreement shall be for the benefit of, or enforceable by, any employee or creditor of any party hereto.

    IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the date first above written.

MAGELLAN HEALTH SERVICES, INC.
By:
Name:
Title:
ALLIED SPECIALTY CARE SERVICES, INC.
By:
Name:
Title:
VIVRA HOLDINGS, INC.
By:
Name:
Title:

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STOCK PURCHASE AGREEMENT
ARTICLE 1 DEFINITIONS
ARTICLE 2 CLOSING MATTERS
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF SELLER
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PURCHASER
ARTICLE 5 COVENANTS OF SELLER
ARTICLE 6 COVENANTS OF BOTH PARTIES
ARTICLE 7 TAX MATTERS
ARTICLE 8 EMPLOYEE BENEFITS
ARTICLE 9 CONDITIONS FOR CLOSING
ARTICLE 10 SURVIVAL; INDEMNIFICATION
ARTICLE 11 TERMINATION
ARTICLE 12 MISCELLANEOUS